
04011698


RECD S.E.C.
MAR 1 5 2004
1086

we are...

Real Brands for Real Life.


PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

Wolverine World Wide, Inc. | 2003 Annual Report



we are...

Footwear for Real Life.

Contents

Three-Year Results



$720.1
$827.1
$888.9
2001 2002 2003
Revenue
(in millions)
$1.07
$1.15
$1.27
2001 2002 2003
Diluted Earnings Per Share
$53.9
$88.3
$102.2
2001 2002 2003
Cash Provided by Operating Activities
(in millions)

Wolverine World Wide, Inc.

Operating Highlights for 2003

- Revenue grew 7.5 percent to $888.9 million, marking a fourth consecutive year of record performance.
- Earnings per share rose 10.4 percent to a record $1.27, extending our earnings growth to a third consecutive year.
- Cash provided by operating activities reached a record $102.2 million, resulting in positive cash generation for a fifth consecutive year.
- The percent of debt to total capitalization dropped to 12.2 percent, its lowest level in more than a decade.
- Dividends were increased for a tenth consecutive year, resulting in a 20 percent average annual increase over the past decade.

Financial Highlights

	2003	2002	2001
OPERATING HIGHLIGHTS (in millions)			
Revenue	**$ 888.9**	$ 827.1	$ 720.1
Earnings before income taxes and minority interest	**75.1**	71.7	68.5
Income taxes	**23.3**	23.6	23.3
Net earnings	**51.7**	47.9	45.2
Working capital	**300.9**	283.2	300.3
Cash provided by operating activities	**102.2**	88.3	53.9
Capital expenditures	**16.0**	13.9	11.3
KEY RATIOS			
Gross margin percentage	**36.7%**	35.6%	35.7%
Selling and administrative expenses as a percentage of revenue	**27.7%**	26.3%	25.3%
Effective income tax rate	**31.0%**	32.9%	34.0%
Net earnings as a percentage of revenue	**5.8%**	5.8%	6.3%
Total debt to total capitalization	**12.2%**	16.5%	19.6%
Return on average equity	**13.4%**	12.6%	12.9%
Return on average assets	**9.3%**	8.6%	8.7%
PER SHARE OF COMMON STOCK			
Diluted net earnings	**$ 1.27**	$ 1.15	$ 1.07
Cash dividends declared	**0.22**	0.18	0.16
CORPORATE STATISTICS			
Shares used for computing diluted earnings per share (in thousands)	**40,721**	41,556	42,159
Number of stockholders of record [1]	**1,590**	1,721	1,811
Number of employees at year-end	**4,784**	4,426	4,614

(1) As of the applicable record date

Market Information

Wolverine World Wide, Inc. common stock is traded on the New York Stock Exchange and Pacific Exchange under the symbol "WWW." The following table shows the high and low sales prices on the New York Stock Exchange and dividends declared by calendar quarter for 2003 and 2002. The number of stockholders of record on March 1, 2004 was 1,590.

	2003		2002	
Stock Price	High	Low	High	Low
First quarter	**$17.58**	**$14.29**	$18.23	$14.00
Second quarter	**19.30**	**16.05**	19.25	15.80
Third quarter	**21.00**	**18.52**	17.72	12.55
Fourth quarter	**21.59**	**19.50**	17.24	13.42

Cash Dividends Declared Per Share	2003	2002
First quarter	**$ .055**	$ .045
Second quarter	**.055**	.045
Third quarter	**.055**	.045
Fourth quarter	**.055**	.045

A quarterly dividend of $0.065 per share was declared during the first quarter of fiscal 2004.

To Our Stockholders

Timothy J. O'Donovan
CEO and President



Geoffrey B. Bloom
Chairman



2003 Overview

We capped our 120th year in business with revenue and earnings at all-time record levels. During 2003, revenue grew 7.5 percent to $888.9 million, marking a fourth consecutive year of record performance. Earnings improved for a third consecutive year to a record $1.27 per share, a 10.4 percent increase. This consistent growth is a testament to the strength of our brand portfolio and the connection our products make with consumers around the world. In 2003, nearly 41 million pairs of footwear bearing our brand names were purchased by consumers in more than 150 countries. We are "Real Brands for Real Life."

Our asset management programs are producing solid results, with year-end accounts receivable and inventory balances dropping 6.0 percent and 2.4 percent, respectively, below year-end 2002 levels. This was a major accomplishment considering the strong revenue increase we achieved during the year. These reductions, combined with our earnings growth, contributed to a fifth consecutive year of positive cash generation which exceeded $102 million in 2003. Since 1999, we have produced over $360 million in cash from operating activities that has been used to fund acquisitions, pay dividends, retire debt, and execute our Board-authorized share repurchase programs. Finally, we closed the year with over $55 million in cash on hand and debt balances at a seven-year low. As a result, our percent of debt to total capitalization dropped to 12.2 percent, the lowest level in more than a decade. We are financially strong.

As stockholders, you have benefited from these record results in two ways. First, our market capitalization grew nearly 35 percent during 2003, a rate nearly a third greater than the performance of the S&P 500. Second, 2003 marked our tenth consecutive year of increased dividends resulting in an average annual increase of more than 20 percent per share over the past decade. We are creating stockholder value.

Our Strategic Direction

These strong results are being driven by the strategic growth plan we unveiled several years ago and updated in 2003 with even more aggressive goals. The objective of this plan remains focused on transforming Wolverine into the premier company in the non-athletic segment of the global footwear market. To achieve this vision, we are pursuing several strategic initiatives to leverage and strengthen one of our most important assets – our portfolio of highly recognized global brands. The strategies we are pursuing include:

- Establishing a stronger presence in Europe – Our European-based CAT®, Hush Puppies® and Merrell® wholesale operations, which represented over 16 percent of the Company's 2003 revenue, accounted for nearly one-third of our year-over-year revenue increase. Merrell® Europe posted the strongest improvement, producing a 60 percent revenue gain, with total wholesale and distributor volume surpassing the two million pair mark during the year. CAT® Footwear's sales in the European market gained momentum, producing its first revenue increase in several years, while Hush Puppies® U.K. generated double-digit revenue growth for a second consecutive year. New product offerings and expanded distribution were key to the success in Europe. More importantly, our combined European businesses doubled their earnings, an achievement driven by margin expansion and operating synergies related to our centralized services operation.

- Achieving product excellence from design through production – Our product development process has been re-engineered to produce more frequent introductions of tightly focused product collections. This process allows our brands to attract more consumers by maintaining a fresh appearance at retail. The retail industry, in a poll administered by *Footwear Plus* magazine, recognized our commitment to design excellence by naming Merrell® "Outdoor Brand of the Year" and Wolverine® "Work Boot Brand of the Year" for 2003, marking the second and fifth consecutive years, respectively, that each brand achieved this status. Our product development philosophy also contributed to lower inventory levels and fewer overall style and size requirements.

We have also made significant progress in improving the effectiveness of our global supply chain. From leathers to outsoles and components, our owned and contract suppliers are participating in programs that are shortening lead times and improving product quality. In addition, our Company-owned manufacturing operations, which produce our Bates® military products, continue to be certified ISO9002 compliant.

■ Securing new sources of growth – We strengthened our portfolio in November 2003 by acquiring Sebago®, one of the world's premier brands. With a heritage spanning more than 50 years, Sebago® together with its Docksides® line has become recognized globally as a leader in authentic high-end boat shoes. We believe that the brand's success to date represents only a small step in Sebago's evolution. Our vision is to expand Sebago® from its current niche into the global reference for performance marine and American-inspired handcrafted footwear for men and women. The brand's growth will be orchestrated by the same team responsible for transforming Merrell® into one of the footwear industry's great success stories.

We are also building a stronger consumer-direct business. While our primary focus is on wholesaling footwear, we believe that Company-controlled distribution provides us the flexibility to showcase our brands in ways not possible in other retail venues. Therefore, we are pursuing several initiatives to achieve these goals. Our network of international licensees now operates more than 700 Hush Puppies® specialty stores and shop-in-shops globally. These stores, located throughout Europe, Asia and the Americas, have proven to be a successful method of satisfying the needs of our consumers.

We rolled out 60 Merrell® shop-in-shops in select, upper-tier U.S. retailers during 2003. This program was extremely successful with many retailers reporting sell-through improvements exceeding 100 percent. This program will be expanded to an additional 70 locations in 2004. The Internet has also become a strong platform with consumer-direct websites now established for most of our brands and retail operations.

Our most recent consumer-direct venture is Track 'N Trail®, a retail concept for the outdoor enthusiast. While this initiative is still in the test stage, we are encouraged by consumer response to the merchandise mix and store design. We plan to open at least six new stores in 2004 which will showcase our Wolverine World Wide brands.

■ Providing "Best in Class" service to our customers – Our goal is to leverage customer service into a competitive advantage by making Wolverine the easiest global footwear company with which to do business. To accomplish this, we have made significant investments in state-of-the-art systems which give us the ability to meet or exceed the specific and diverse operational needs of our retail customers. One system worth noting is our Online Account Service (OAS), which provides our customers the ability to order product and review account information 24 hours per day, seven-days-a-week. This system has proven to be a strong tool for our U.S.-based customers who now place over 70 percent of their orders through OAS and other electronic means. We are benchmarking the progress of our customer service initiatives through a biennial survey of our most important retail partners with the results being used to improve service levels.

We are also leveraging the capabilities of SAP® and other business systems to reduce order-to-market cycle times of the nearly 30 million pairs of footwear we source annually from contract factories located in Asia, Europe and the Americas.

We gain operating and service advantages through our U.S. and European-based central services operations, which handle support functions ranging from accounting, legal and human resources to distribution, credit and collections, thus allowing the branded operations to focus on brand building, product development, marketing and sales. Another benefit of this operating model is our ability to assimilate new businesses quickly. A prime example of this was the Sebago® integration where we began to service customers on our systems and from our distribution center the day after the acquisition.

■ Building a strong team and company culture – Our success depends upon the skill and dedication of our global work force – an asset that we continue to nurture to ensure we have the best players on the field. To that end, we strengthened our global branded sales and marketing teams during 2003 through the recruitment of several highly-skilled top managers and executives with solid industry track records. These new team members are already proving to be strong contributors to the success of their respective branded operations.

Building bench-strength from within is also a hallmark of Wolverine's heritage and we are pleased to report that in West Michigan alone, nearly 700 of our associates participated in Company-provided training this past year. These management and skills training programs have also been expanded to include the associates who work in our Canadian, Caribbean and European operations. We are building the organization for the future.

Another aspect of our quest to become a premier company is centered on supporting the communities where we operate. In these times of economic uncertainty, many charities struggle to solve the difficult equation of a declining fund base while the number of people requiring help rises. The people of Wolverine World Wide again responded in meaningful and generous ways in 2003 to help those in need in our community. For example, our employees rallied to generate a 17 percent increase in United Way contributions, ranking Wolverine among the top contributors during the 2003 West Michigan campaign. In addition, over 425 of our associates participated and raised record contributions in a "Walk for the Cure" for the Juvenile Diabetes Research Foundation. We are committed to community involvement.

We are also proud of our longstanding commitment to corporate governance, an area where our policies and practices have been considered exceptional for more than a decade. This performance is reflected in the high scores our corporate governance has received from Institutional Shareholder Services. We are committed to ethical business practices and the enhancement of our stockholders' interests.

Business Outlook and Summary

Looking back at the past year, we are proud of our accomplishments – but this is just the beginning. We are pursuing a strategic growth plan to become the premier company in the non-athletic segment of the global footwear market. The foundation of our plan is built on the rigorous *pursuit of product, marketing and service excellence* with the goal of fueling our revenue growth at several times the industry average.

Financially, our strategic growth plan is focused on creating stockholder value through the delivery of consistent revenue and earnings growth, improved operating leverage, effective asset utilization and strong cash generation.

Our three-year growth goals include:

- Producing mid-to upper-single digit revenue growth. At this level, revenue would break the $1.0 billion mark during 2005. We expect this growth to be generated through global expansion and market share gains from our branded operations. We are also focused on fully developing initiatives such as the Track 'N Trail® retail concept while continuing to explore the market for new brands and product categories to strengthen our portfolio.

- Generating earnings growth at approximately 1.5 times the rate of revenue growth through gross margin expansion while continuing to keep selling, general and administrative costs in check.

- Driving the global growth of our brands through investments in marketing and product development. Over the next three years we plan to increase our investment in marketing at a rate higher than revenue growth by reinvesting a portion of our margin gains into brand building activities.

- Extracting the maximum value from our asset base through the execution of our working capital management programs, which are focused on accelerating inventory turns and lowering days sales outstanding.

Wolverine World Wide is stronger than at any time in its 120 year history. We have just concluded a ten-year period where revenue and earnings grew at annual average rates of 10.7 percent and 15.2 percent, respectively. Additionally, the market value of the Company grew fourfold during the same period.

We have the vision, the brands and the team to make it happen. Wolverine World Wide, Inc. – we are "Real Brands for Real Life."



Timothy J. O'Donovan
CEO and President



Geoffrey B. Bloom
Chairman



we are... strong enough to handle any

Merrell®

Merrell® extended its phenomenal double-digit revenue growth to a sixth consecutive year, making it not only our top performing business, but also one of the world's most successful footwear brands. This success is being driven by the brand's unique product line, which offers fresh and inspired designs encompassing the technical outdoor, casual and comfort needs of its target consumer. Footwear retailers recognized the brand's commitment to design by naming Merrell® "Outdoor Brand of the Year" for a second consecutive time.

Highlights for 2003 include:

- **Building a global women's business** – The introduction of performance casuals designed for women and Merrell's proprietary Q-Form™ technology has led to the growth of women's footwear assortments which now represent 40 percent of Merrell's global business.
- **Expanding distribution in Europe** – Consumers around the world have a fascination with sports-fashion footwear and our European operations are capitalizing on this opportunity.
- **Creating a brand showcase** – Over 60 select, upper-tier U.S. footwear retailers have committed dedicated floor space to the Merrell® branded shop-in-shop program. Sell-through in these shops has been exceptional, with year-over-year improvements often exceeding 100 percent. We anticipate having over 130 Merrell® shops in place by year-end 2004.
- **Building consumer awareness** – Merrell® continues to strengthen its brand equity through targeted advertising and outdoor event sponsorships worldwide. In 2003, these advertising and promotional activities produced over 150 million consumer impressions around the world.
- **Developing line extensions** – Merrell® launched a unique new line of luggage and backpacks in 2003 which merchandises seamlessly with the brand's footwear offering. This line will be available at select retailers in late Summer 2004 – Merrell Packs and Bags, Shelter For Your Stuff™.

Merrell® is one of the world's most admired and imitated brands and is well on its way to becoming the reference brand in performance outdoor and active lifestyle footwear, serving the needs of the outdoor enthusiast both on and off the trail.

Sebago®

Acquired in November 2003, Sebago® represents a major long-term global growth opportunity. The development of this brand will take place alongside Merrell® under the leadership of our Outdoor Group's management team. Sebago® has implemented a growth plan which leverages the brand's authenticity and premium positioning to transform it into the global reference for performance marine and American-inspired handcrafted footwear. Fiscal 2004 will be a transitional year for Sebago®, with major focus placed on building on its heritage while positioning the brand for future growth.

Priorities for 2004 include:

- **Improving and expanding the product line for a Spring 2005 relaunch** – The refreshed line will feature new performance and casual styles for both men and women while the existing styles will benefit from more contemporary styling, color and materials.
- **Developing a new marketing message for the brand** – From advertising to point-of-purchase, the Sebago® brand will receive a new look reflecting the brand's premier positioning and heritage to attract a wider range of consumers.
- **Expanding the brand's global reach** – Sebago® will leverage Wolverine's global infrastructure to expand distribution in Europe and other key international markets.

Sebago® aspires to become the world's leading performance nautical brand, satisfying the technical and casual needs of consumers both on and off the deck.


journey,
on land or at sea


we are... hard working and
ready

Wolverine® Boots and Shoes

Wolverine® Boots and Shoes, the leader in comfort technology, capped 2003 by winning *Footwear Plus* magazine's "Design Excellence" award in the work boot category for an unprecedented fifth consecutive year. This award reflects Wolverine's longstanding commitment to providing its consumers the best footwear in the work boot industry – a factor that has kept Wolverine® a top ranking brand in the industrial segment of the U.S. footwear market for nearly a decade.

Highlights for 2003 include:

- **Confirming its premium market position** – Wolverine® launched an updated extension of its highly successful and patented DuraShocks® work boot in 2003 featuring Gore-Tex® waterproof linings.
- **Expanding the brand into a broader range of price points** – Wolverine® successfully introduced a boot collection designed specifically for the younger, more fashion-conscious consumer who also demands great value.
- **Gaining share in the outdoor/sport boot market** – This achievement was recognized in a Sports Market Research Group report in which consumers ranked Wolverine® fourth among all hiking and rugged outdoor footwear brands in the U.S. market.
- **Building brand awareness** – Wolverine® continues to rank among the top advertised brands in its category. During 2003, aggressive marketing, advertising and public relations activities combined to produce over 400 million consumer impressions.
- **Extending the brand** – New distribution channels for its licensed rugged casual and work wear apparel programs were opened in 2003. These initiatives are the first step toward expanding Wolverine's consumer appeal to new product categories in addition to footwear.

All of these actions contributed to Wolverine® Boots and Shoes ranking fifth among non-athletic men's footwear brands in the U.S. market in an NPD Fashionworld consumer survey. Wolverine® Boots and Shoes – "They Don't Quit™."

Bates® Uniform Footwear

Fiscal 2003 proved to be an exceptional year for Bates® Uniform Footwear with revenue and earnings reaching all-time record levels. During the year, Bates® benefited from its strong U.S. Department of Defense (DoD) business and the accelerated growth of its new performance tactical footwear line designed for the special needs of law enforcement.

Highlights for 2003 include:

- **Securing two new U.S. Department of Defense contracts –** During 2003, Bates® was awarded a five-year contract to supply the U.S. Army with a new Infantry Combat Boot and a contract for the U.S. Marine Corp's Jungle Desert Boot. The Bates® team also partnered with the U.S. Navy to develop and introduce a safety boot that features the Company's patented DuraShocks® comfort technology. With several concurrent multi-year DoD contracts in place, Bates® has secured a leadership position as a provider of high quality, technically superior footwear for the brave men and women who serve in the U.S. Armed Forces.
- **Introducing the next generation of tactical performance footwear – Bates Enforcer Series Ultra-Lites™**. This line of innovative "Tactical Sport" footwear was developed following extensive research with members of the law enforcement community. The introduction of Bates Enforcer Series Ultra-Lites™ has increased the appeal of the Bates® brand to a wider range of consumers while expanding its distribution in national chains and major sporting goods retailers.

From the U.S. Armed Forces to police departments and security forces nationwide, consumers call upon Bates® for its unique combination of performance, quality, style and value. Bates® is the standard by which all other uniform footwear brands are measured.


to serve anywhere
in the world



we are... freedom and individuality

Harley-Davidson® Footwear

No other brand in the world evokes passion like Harley-Davidson®. Women are embracing the footwear's unique, bold styling in ever-increasing numbers, while motorcycle enthusiasts and other brand aficionados are drawn to the more traditional styles of functional riding footwear. The brand's magic has resulted in a fifth consecutive year of record revenue and earnings, making Harley-Davidson® one of the strongest and fastest growing brands in our portfolio.

Highlights for 2003 include:

- **Strengthening the brand's offering within its largest retail customer base, the Harley-Davidson® dealer network –** Design efforts focused on developing proprietary product for the enthusiast combined with intense dealer service and training programs resulted in a significant sales gain through this important retail channel.
- **Broadening distribution in more traditional retail venues –** Over 300 new retail locations were opened among better-grade independent retailers, department stores and national chains with strong sell-through reported across the board. Today, Harley-Davidson® Footwear reaches consumers through over 2,000 retail doors in North America. This growth is driven in part by a high-impact trade advertising program which has led to greater awareness of the footwear's power and appeal.
- **Expanding its line of women's footwear –** Expanded focus on women's product led to an increase in sales for both the women's motorcycle enthusiast and contemporary fashion product lines.

Harley-Davidson® Footwear's quality, unique styling and attitude continue to attract consumers who have an affinity for the brand's strong, bold and edgy values. Harley-Davidson® Footwear – "Step Into a Legend®"

CAT® Footwear

From the power of the CAT® name and its industrial heritage, CAT® Footwear continues to forge a strong connection with the world's youth through the marketing of its unique lines of branded industrial and lifestyle footwear. The brand is building momentum in Europe, and the U.S. team's focus on the casual/lifestyle market has resulted in a much improved distribution mix.

Highlights for 2003 include:

- **Gaining momentum for the brand's casual/lifestyle initiative in the U.S. market –** The brand's new casual/lifestyle footwear collections are gaining placement among a growing list of youth-oriented national specialty stores, independent footwear retailers and select upper-tier department stores. This initiative compliments the existing strong industrial/work-market position for CAT® Footwear in the U.S.
- **Achieving growth and profitability goals in the European wholesale operation –** CAT® Footwear's European operation posted improved revenue and earnings during its second year as a Wolverine subsidiary. These results were driven in part by a resurgence in the popularity of CAT® Footwear's traditional boot styles and consumer acceptance of the brand's new product offerings.
- **Building brand awareness –** Global advertising and public relations programs launched in 2003 are building brand awareness among the brand's "young" target consumer. These efforts resulted in the generation of over 45 million consumer impressions worldwide in 2003.

Looking ahead, CAT® Footwear will be raising the design and comfort bar in 2004 with the launch of a line of products featuring its proprietary, patent-pending iTechnology™ construction. This revolutionary approach to footwear design combines the durability of welt construction with the flexibility and comfort of athletic footwear. iTechnology™ will be on retail shelves this Spring. CAT® Footwear – "Walking Machines®, the Toughest Equipment on Earth."


for true
originals


are... modern, casual

Hush Puppies®

Hush Puppies® continues to solidify its position as one of the world's largest casual footwear brands. During 2003, the brand generated strong growth in international operations and made significant progress in repositioning Hush Puppies® in the U.S. market. This performance reflects the strong connection the Hush Puppies® brand has made with its consumers in more than 100 countries where the brand is marketed.

Highlights for 2003 include:

- **Redefining the product line** – Hush Puppies' renewed focus on modern, contemporary casual footwear has been met with consumer and retailer acceptance around the world. Retail sales were particularly strong during the Fall 2003 season, and the 2004 collections are even more compelling. Distribution rebuilding efforts in the U.S. have led a significant number of better department stores and independent shoe retailers to add Hush Puppies® to their assortments.
- **Developing a consistent brand image around the world** – The brand's new creative campaign, launched in late 2002, was successfully extended through all marketing elements from advertising to point-of-sale and packaging. The campaign is resonating with consumers, and the new look can be found in concept stores and shop-in-shops from New York to Shanghai.
- **Accelerating growth internationally** – The Hush Puppies® international business grew at a double-digit pace in 2003. This growth was fueled by exceptional performance in its international licensing operation and the brand's U.K. and Canadian wholesale businesses.

Hush Puppies® is a premier brand dedicated to meeting the casual lifestyle footwear needs of men, women and children around the world. Hush Puppies® – "The brand for everyday life."

Consumer-Direct

Fiscal 2003 was an exceptional year for the Company's consumer-direct operations. Revenue grew to record levels, helping to overcome a difficult retail environment which affected the U.S. footwear industry throughout most of the year.

Highlights for 2003 include:

- **Expanding the Track 'N Trail® retail concept** – *Consumer response to the new Track 'N Trail® concept has been strong, resulting in* a 21 percent year-over-year increase in same-store sales. Two new stores were opened in Illinois during 2003, bringing the total Track 'N Trail® store count to four. We plan to open at least six more locations during 2004 in retail venues ranging from regional malls to lifestyle centers as we determine the optimal environment for the Track 'N Trail® concept.
- **Leveraging the Internet to strengthen our connection with consumers** – Our web-based consumer-direct business has become a valuable tool, providing consumer and style trend information to our product development, marketing and retailing teams. Consumers also embraced this venue as sales increased more than 70 percent through our **www.upfootgear.com** and **www.trackntrail.com** websites.

A Special Offer For Our Stockholders

Experience our brands for yourself. Stockholders are invited to take advantage of a special offer on Company products. Log onto **www.wolverineworldwide.com** *and click the "Shop" link in the upper right-hand corner to find out more about this offer and browse* our product selection.

When you check out, enter the general stockholder promotional code: **581-wwwshare** to receive this special offer.

and in step
with our consumers



Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

During 2003, Wolverine World Wide, Inc. (the "Company") achieved record revenue and earnings. Revenue grew 7.5% to $888.9 million, marking a fourth consecutive year of record performance. Earnings per share growth extended for a third consecutive year, improving 10.4% to $1.27 per share. The Company ended 2003 with $55.4 million in cash on hand and a debt balance at a seven-year low. It was also the fifth consecutive year of positive cash generation with cash from operations exceeding $102 million for 2003. Asset management programs contributed to reductions in year-end accounts receivable and inventory balances of 6.0% and 2.4%, respectively.

These results are being driven by the Company's strategic growth plan unveiled several years ago. This plan is focused on transforming Wolverine World Wide into the premier company in the non-athletic segment of the global footwear market. The key growth strategies of this plan include:

- **Establishing a stronger presence in Europe** — European-based wholesale operations represented over 16% of the Company's 2003 revenue and accounted for nearly one-third of the year-over-year revenue increase.
- **Achieving product excellence from design through execution** — The Company's product development process allows for more frequent introductions of tightly focused product collections to attract new customers by maintaining a fresh appearance at retail. This strategy also contributed to lower inventory levels and fewer overall style and size requirements. Improvements in the global supply chain have shortened lead times and improved product quality.
- **Securing new sources of growth** — In November 2003, the Company strengthened its brand portfolio with the acquisition of Sebago®, which together with its Docksides® line, is recognized globally as a leader in performance marine and American-inspired handcrafted footwear. A stronger consumer-direct business is being built to showcase the Company's brands, including the rollout of 60 Merrell shop-in-shops in select, upper-tier retailers in the U.S. The Company is also testing a new retail concept for the outdoor enthusiast, Track 'N Trail®, in several Midwest locations.
- **Providing "Best in Class" service to customers** — Investments in business systems are helping to leverage customer service into a competitive advantage.
- **Building a strong team and company culture** — The Company strengthened its global branded sales and marketing teams through the recruitment of several highly-skilled top managers and executives with solid industry track records.

Looking ahead, the Company is pursuing this strategic growth plan built on a foundation of the rigorous pursuit of product, marketing and service excellence with the goal of fueling the growth of the Company's portfolio of global brands. This plan is focused on creating stockholder value through the delivery of consistent revenue and earnings growth, improved operating leverage, effective asset utilization and strong cash generation. The three-year growth goals include:

- **Producing revenue growth averaging mid- to upper- single digits annually** — The Company expects this growth to be generated through global expansion and market share gains from branded operations.
- **Generating earnings growth at approximately 1.5 times the rate of revenue growth** — The Company expects to achieve this through gross margin expansion while controlling selling, general and administrative costs.
- **Driving the global growth of the Company's brands through investments in marketing and product development** — Over the next three years, the Company plans to increase its investment in marketing at a rate faster than revenue growth by reinvesting a portion of margin gains into brand building activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

The following is a discussion of the Company's results of operations and liquidity and capital resources. This section should be read in conjunction with the consolidated financial statements and notes.

RESULTS OF OPERATIONS — FISCAL 2003 COMPARED TO FISCAL 2002

Financial Summary — 2003 versus 2002

	2003		2002		Change	
	$	%	$	%	$	%
(Millions of Dollars, Except Per Share Data)						
Revenue						
Branded Footwear	**$809.7**	**91.1%**	$746.2	90.2%	$63.5	8.5%
Other business units	**79.2**	**8.9%**	80.9	9.8%	(1.7)	(2.1%)
Total revenue	**$888.9**	**100.0%**	$827.1	100.0%	$61.8	7.5%
Gross margin						
Branded Footwear	**$297.2**	**36.7%**	$262.5	35.2%	$34.7	13.2%
Other business units	**29.4**	**37.1%**	31.7	39.2%	2.3	(7.3%)
Total gross margin	**$326.6**	**36.7%**	$294.2	35.6%	$32.4	11.0%
Selling and administrative expenses	**$246.7**	**27.7%**	$217.2	26.3%	$29.5	13.6%
Interest expense	**5.5**	**0.6%**	6.5	0.8%	(1.0)	(15.3%)
Other income – net	**0.7**	**0.1%**	1.0	0.1%	(0.3)	(34.4%)
Earnings before income taxes and minority interest	**75.1**	**8.5%**	71.7	8.7%	3.4	4.9%
Net earnings	**51.7**	**5.8%**	47.9	5.8%	3.8	7.9%
Diluted earnings per share	**$ 1.27**	**—**	$ 1.15	—	$0.12	10.4%

The Company has one reportable segment that is engaged in manufacturing, sourcing, marketing and distributing branded footwear. Within the Branded Footwear segment, the Company has identified five branded footwear operating units, consisting of the Wolverine Footwear Group (comprised of the Bates®, Hytest®, Harley-Davidson®, Stanley® and Wolverine® brands), the Outdoor Group (comprised of the Merrell® and Sebago® brands), CAT Footwear, The Hush Puppies Company and Other Branded Footwear. The Company's other business units consist of Hush Puppies Retail, Apparel and Accessory Licensing, Wolverine Leathers and Wolverine Procurement. The following is supplemental information on revenue by the Branded Footwear operating units:

Revenue — Branded Footwear Operating Units

	2003		2002		Change	
	$	%	$	%	$	%
(Millions of Dollars)						
Wolverine Footwear Group	**$299.6**	**33.7%**	$283.5	34.3%	$16.1	5.7%
Outdoor Group	**223.2**	**25.1%**	180.0	21.8%	43.2	24.0%
CAT Footwear	**106.9**	**12.0%**	109.2	13.2%	(2.3)	(2.1%)
The Hush Puppies Company	**137.9**	**15.5%**	131.9	15.9%	6.0	4.6%
Other Branded Footwear	**42.1**	**4.8%**	41.6	5.0%	0.5	1.2%
Total Branded Footwear revenue	**$809.7**	**91.1%**	$746.2	90.2%	$63.5	8.5%

REVENUE

Revenue for 2003 increased $61.8 million over 2002. Increases in unit volume, changes in product mix and changes in selling price for the Branded Footwear operations as discussed below, contributed $44.8 million of the revenue increase. The impact of translating foreign denominated revenue to U.S. dollars improved revenue by $15.6 million. The acquisition of Sebago added $3.1 million to revenue. These increases were offset by a $1.7 million decrease in other business units. Both domestic and international revenue increased, with international revenue accounting for 24.1% of total revenue.

The Wolverine Footwear Group's revenue increase was largely due to the success of the Bates and Harley-Davidson divisions. The Bates® brand improvements were driven by increased shipments of technical boot products to the U.S. Military and tactical ultra-light uniform footwear for the civilian uniform market. Revenue from Harley-Davidson® footwear improved due to expanded product offerings in the existing Harley-Davidson® dealerships, as well as new distribution channels. Wolverine® Boots and Shoes (including Hytest® and Stanley®) recognized an increase in units sold, but experienced a slight decline in revenue dollars per unit sold reflecting a continued shift in the marketplace to more moderately priced footwear.

The Outdoor Group reported its sixth consecutive year of double-digit revenue growth. The Merrell U.S. footwear business accounted for approximately half of the increase, with growth coming from the outdoor/sporting goods and department store distribution channels. The Merrell® European and Canadian wholesale businesses also contributed to the increase, due to the expansion of multi-sport and casual footwear product sales. Revenue from the Merrell International business increased with Italy, Japan, Argentina and Sweden/Finland each recognizing over a 100,000 pair increase from the prior year. Sebago®, which was purchased in November 2003, also contributed to the revenue increase for the Outdoor Group.

CAT Footwear's revenue decrease was due to lower sales in the CAT U.S. wholesale business primarily caused by a reduction in shipments of work and industrial product resulting from cautious inventory reorders by large national chain retailers. The CAT international distributor business reported improved revenues, reflecting an increase in pairs sold in Canada, South Africa, Saudi Arabia, Mexico and the Pacific Rim. The CAT European business recognized an increase in revenue reflecting the impact of translating foreign denominated revenue to U.S. dollars.

The Hush Puppies Company's increase was generated primarily from the international divisions as a result of expanded retail distribution and higher royalty income from international licensees in the Pacific Rim and Europe. Within The Hush Puppies Company's foreign wholesale operations, Hush Puppies U.K. reported strong increases in revenue as a result of expanded distribution of its better grade products while Hush Puppies Canada revenue was up slightly for the year. Hush Puppies U.S. experienced a slight decrease in revenue as it continued to transition from lower priced, more mature products in favor of higher priced, better grade footwear aimed at a younger, more contemporary consumer.

Revenue for other branded footwear increased slightly due to higher shipments of slippers and other footwear to a key U.S. catalog retailer.

Within the Company's other business units, Hush Puppies Retail reported an increase in revenue as a result of same store revenue increases of 2.3% and new store openings. Wolverine Leathers and Wolverine Procurement recorded decreases in revenue due to reduced market demand for sueded leather used for footwear. Revenue for Apparel and Accessory Licensing increased due primarily to the expansion of Wolverine® branded rugged apparel.

As a result of increases in customer orders for future delivery, the Company ended 2003 with unshipped orders 19% above 2002 year-end levels. The purchase of Sebago® contributed 4% of the increase in unshipped orders.

GROSS MARGIN

The gross margin dollar and percentage increases for the Branded Footwear segment relate to the increased sales mix of the Company's lifestyle product offerings, fewer required markdowns on slow moving inventories and favorable foreign exchange rate changes. The gross margin percentage for the other business units decreased as a result of inefficiencies and overhead absorption losses experienced in the Wolverine Leathers operation due to reduced production levels. Hush Puppies Retail, Wolverine Procurement and Apparel and Accessory Licensing gross margin levels remained flat.

SELLING AND ADMINISTRATIVE EXPENSES

The increase in selling and administrative expenses includes planned increases of $7.3 million in pension expense, due to reductions in the market value of assets and interest rates used in the actuarial valuation, and $2.3 million in employee benefit costs. The impact of translating foreign denominated operating expense to U.S. dollars increased total expenses by $6.6 million (0.2%) in 2003. The remaining increase relates primarily to selling and distribution costs which are directly variable to the increase in revenue.

INTEREST, OTHER & TAXES

The decrease in interest expense reflects lower average outstanding amounts on senior notes and minimal borrowing under the revolving credit facility.

The change in other income primarily relates to the change in realized gains or losses on foreign currency transactions.

The Company's 2003 effective income tax rate was 31.0% compared to 32.9% for 2002. This reduced effective tax rate reflects the overall profit mix from the Company's foreign entities and the impact of research and development tax credits recorded in 2003. The Company expects the research and development tax credit will have an ongoing positive benefit. The estimated annualized effective tax rate for fiscal 2004 is 32.0%.

Net earnings improved as a result of the changes discussed above. All of the Company's major Branded Footwear operations contributed to record results for the year and the Company's strategy of building a strong portfolio of global footwear brands continues to gain momentum.

RESULTS OF OPERATIONS — FISCAL 2002 COMPARED TO FISCAL 2001

Financial Summary — 2002 versus 2001

	2002		2001		Change	
	$	%	$	%	$	%
(Millions of Dollars, Except Per Share Data)						
Revenue						
Branded Footwear	$746.2	90.2%	$644.8	89.5%	$101.4	15.7%
Other business units	80.9	9.8%	75.3	10.5%	5.6	7.5%
Total revenue	$827.1	100.0%	$720.1	100.0%	$107.0	14.9%
Gross margin						
Branded Footwear	$262.5	35.2%	$229.5	35.6%	$ 33.0	14.4%
Other business units	31.7	39.2%	27.5	36.6%	4.2	15.1%
Total gross margin	$294.2	35.6%	$257.0	35.7%	$ 37.2	14.5%
Selling and administrative expenses	$217.2	26.3%	$182.2	25.3%	$ 35.0	19.2%
Interest expense	6.5	0.8%	6.7	0.9%	(0.2)	(4.1%)
Other income – net	1.0	0.1%	0.4	0.1%	(0.6)	142.7%
Earnings before income taxes and minority interest	71.7	8.7%	68.5	9.5%	3.2	4.5%
Net earnings	47.9	5.8%	45.2	6.3%	2.7	5.9%
Diluted earnings per share	$ 1.15	—	$ 1.07	—	$ 0.08	7.5%

The European acquisitions discussed in Note 11 to the consolidated financial statements increased 2002 revenue by 10%. Revenue for the Company's Branded Footwear businesses increased in 2002, of which 11.2% related to the European acquisitions. The Company's other business units also reported an increase in revenue in 2002. The following is supplemental information on revenue by the Branded Footwear operating units:

Revenue — Branded Footwear Operating Units

	2002		2001		Change	
	$	%	$	%	$	%
(Millions of Dollars)						
Wolverine Footwear Group	$283.5	34.3%	$286.0	39.7%	$ (2.5)	(0.9%)
Outdoor Group	180.0	21.8%	135.0	18.7%	45.0	33.3%
CAT Footwear	109.2	13.2%	47.3	6.6%	61.9	130.8%
The Hush Puppies Company	131.9	15.9%	129.7	18.0%	2.2	1.7%
Other Branded Footwear	41.6	5.0%	46.8	6.5%	(5.2)	(11.7%)
Total Branded Footwear revenue	$746.2	90.2%	$644.8	89.5%	$101.4	15.7%

REVENUE

Within the Wolverine Footwear Group, Harley-Davidson Footwear reported double-digit revenue gains due to increased product demand from the Harley-Davidson® specialty retailer network and expanded distribution in the department store channel. Bates® also generated a double-digit increase in revenue as a result of fulfilling contractual orders from the Department of Defense and increased demand in the civilian sector. Wolverine® Boots and Shoes (including Hytest®) experienced a decline in revenue resulting from a planned exit and refocusing of underperforming product lines, a general softness in the industrial work boot market and a shift in product mix toward lower price point products. Stanley® Footgear reported a small reduction in revenue reflecting cautious inventory purchases made by its primary retail customer during the first three quarters of 2002.

In the Outdoor Group, Merrell Performance Footwear reported the fifth consecutive year of double-digit revenue growth. The Merrell U.S. footwear business accounted for approximately 70% of the increase as a result of strong consumer demand and the expansion of product offerings with existing footwear retailers. The Merrell international businesses accounted for the remaining increase, benefiting from the full year results of the 2001 Merrell Europe acquisition.

The CAT European business, which was acquired in January 2002, accounted for the increase in CAT Footwear. The CAT® Footwear wholesale business in the U.S. reported a decrease in revenue for the full year 2002. However, the CAT® U.S. business experienced a double-digit revenue increase in the second half of 2002 resulting from a new strategic brand plan focused on a younger lifestyle consumer. The CAT international distribution business reported decreased revenue, reflecting a reduction of pairs sold in Mexico, South America and the Pacific Rim.

The Hush Puppies Company reported an increase in revenue generated primarily from the Hush Puppies U.K. and Hush Puppies Canada wholesale operations as a result of expanded product distribution and heightened consumer demand. Hush Puppies International recorded an increase in revenue reflecting strong licensing results in Germany, Mexico and Australia. Hush Puppies U.S. reported a decline in revenue, as management continued to execute the repositioning of the brand's product line, distribution channels and identity. Management believes these initiatives are taking hold as Hush Puppies U.S. reported an increase in revenue for the second half of 2002 as compared to 2001.

Within other branded footwear, Wolverine Slippers' 2002 revenue decreased as a result of reduced retailer demand.

Within the Company's other business units, Hush Puppies Retail reported a slight increase in revenue. Wolverine Leathers recorded an increase in revenue related to improved demand for Wolverine Performance Leathers™ from both external branded footwear companies and third party contract manufacturers that produce footwear under the Company's branded labels. Wolverine Procurement reported a reduction in revenue. Revenue for Apparel and Accessory Licensing also increased slightly.

GROSS MARGIN

The overall margin decline in 2002 was primarily due to liquidating excess inventories as the Company refocused the product lines of its newly acquired European businesses. Excluding the European acquisitions, 2002 gross margins were 36.2% compared to 35.7% for 2001, a 50 basis point improvement, reflecting an improved mix of higher margin lifestyle products and improved margins from the Company's other business units. The gross margin percentage for the Branded Footwear businesses decreased primarily from the actions taken to liquidate excess inventory in the Company's newly acquired European businesses, as noted above. Excluding the European acquisitions, 2002 gross margins for the Branded Footwear businesses were 35.9% compared to 35.6% for 2001, a 30 basis point improvement, reflecting increased shipments of higher margin lifestyle products under the Merrell® and Harley-Davidson® brands. The gross margin percentage for the other business units improved primarily from increased volume and improved efficiencies from the Wolverine Leathers operations and improvements reported by the Apparel and Accessory Licensing division.

SELLING AND ADMINISTRATIVE EXPENSES

The dollar change in selling and administrative expenses includes increases of $19.8 million related to the acquired European entities, $2.8 million related to increased employee benefit costs and $4.0 million in additional pension expense. The remaining $8.4 million relates to variable costs associated with the revenue increase.

INTEREST, OTHER & TAXES

The decrease in interest expense reflects a reduction in senior notes outstanding due to principal payments made during the year and lower average borrowings and interest rates under the Company's revolving credit facility.

The change in other income primarily relates to the change in realized gains or losses on foreign currency transactions.

The Company's 2002 effective income tax rate of 32.9% compared to 34.0% for 2001. The decrease in the 2002 effective tax rate from 2001 relates to a higher percentage of income being generated in foreign jurisdictions with lower tax rates.

Net earnings of $47.9 million for 2002 compares to $45.2 million for 2001. Diluted earnings per share of $1.15 for 2002 compares to $1.07 for 2001. The non-amortization provisions of Statement of Financial Accounting Standard (SFAS) No. 142 apply to 2002 results and application of the non-amortization provisions to results for 2001 would have resulted in an increase in 2001 net earnings of $731,000 ($0.02 per share).

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

LIQUIDITY AND CAPITAL RESOURCES

	January 3, 2004	December 28, 2002	Change $	Change %
(Millions of Dollars)				
Cash	**$ 55.4**	$ 27.1	$ 28.3	104.4%
Accounts receivable	**146.9**	156.3	(9.4)	(6.0%)
Inventories	**164.9**	169.0	(4.1)	(2.4%)
Accounts payable	**26.3**	29.5	(3.2)	(10.9%)
Other accrued liabilities	**43.4**	35.6	7.8	21.9%
Debt	**59.9**	72.9	(13.0)	(17.8%)
Cash provided by operating activities	**102.2**	88.3	13.9	15.3%
Additions to property, plant and equipment	**16.0**	13.9	2.1	15.4%
Depreciation and amortization	**17.9**	16.9	1.0	6.4%

The Company generated a record $102.2 million of cash from operating activities for the year. The number of day's sales outstanding was reduced by 7.6% and SKU (stock keeping unit) levels were reduced by 13.0%. These actions contributed to a $25.0 million reduction in accounts receivable and inventory excluding the $11.5 million of accounts receivable and inventory acquired with the Sebago business. Cash of $35.0 million was generated from working capital improvements in 2003.

The decrease in accounts payable was a result of reduced liabilities for sourced inventories due to inventory management programs. The increase in other accrued liabilities was primarily attributable to liabilities assumed in the Sebago® footwear acquisition in 2003, adjustments made for foreign currency forward exchange contracts, timing of various tax payments and increases in employee benefit accruals.

The majority of capital expenditures were for information system enhancements, consumer-direct initiatives, distribution equipment and building improvements. The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2018.

The Company has a long-term revolving credit agreement that expires in May 2006 and allows for borrowings up to $150.0 million, of which $10.0 million is allocated to the Company's Canadian subsidiary. Of the remaining $140.0 million facility, $35.0 million can be utilized by the Company's European subsidiaries. The revolving credit facility is used to support working capital requirements. No amounts were outstanding under revolving credit facilities at January 3, 2004 or December 28, 2002. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the forseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, pay down existing debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock.

The decrease in debt was the result of annual principal payments on the Company's senior notes and lower borrowings made on the revolving credit facility to fund working capital investments. The Company had commercial letter-of-credit facilities outstanding of $2.4 million and $8.4 million at the end of 2003 and 2002, respectively. The decrease in letters of credit is due to the elimination of letter-of-credit requirements in favor of open account terms for a majority of the Company's footwear suppliers. The total debt to total capital ratio for the Company was 12.2% in 2003 and 16.5% in 2002.

Assets held for exchange in the amount of $3.5 million represent barter credits that were acquired in exchange for inventories in December 1997. Such credits are redeemable for a percentage of supplies purchased from certain vendors through 2005 with an option for a two-year extension. The Company evaluates the recoverability of such assets on a quarterly basis and expects to utilize all available credits prior to their expiration. Barter credits of $4.4 million have been utilized through January 3, 2004.

The Company's pension benefit costs and credits are based upon actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected returns on plan assets. The Company is required to consider market conditions, including changes in interest rates, in selecting these assumptions. Pre-tax charges resulting from the Company's qualified defined benefit pension plans increased $7.3 million ($0.12 per share) for 2003 when compared to 2002 due to market conditions and declining interest rates that adversely affected asset values of plan investments and the Company's estimated projected benefit obligation. The Company also recorded a net change of $22.5 million within the accumulated component of other comprehensive income in stockholders' equity in 2003 which reduced a portion of the previously recorded minimum pension liability. This adjustment had no impact on the net earnings or cash flows of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

Applying the provisions of SFAS No. 87 and SFAS No. 132, the Company's qualified pension plans were underfunded by $2.4 million in 2003 and underfunded by $17.6 million in 2002. Under the Employee Retirement Income Security Act of 1974 (ERISA), the Wolverine Employees' Pension Plan (representing 91% of the Company's pension benefit obligation) had no minimum funding requirements. Discretionary cash contributions were made to the Wolverine Employees' Pension Plan totaling $8.9 million in 2003 and $2.1 million in 2002 to provide long-term stability to the plan. The Company also maintains three separate defined benefit pension plans for certain bargaining units and hourly employees (representing 9% of the Company's projected benefit obligation) which required funding of $0.6 million in 2003 and $0.1 million in 2002 under ERISA.

The Company's Board of Directors has approved three common stock repurchase programs each authorizing the repurchase of 2.0 million shares of common stock over a 24-month period commencing on the effective dates listed below. The primary purpose of these stock repurchase programs is to increase stockholder value. The Company intends to continue to repurchase shares of its common stock in open market or privately negotiated transactions, from time to time, depending upon market conditions and other factors.

Effective date	Shares repurchased in 2003	Market price of shares repurchased	Shares repurchased in 2002	Market price of shares repurchased	Cumulative shares repurchased	Market price of cumulative shares
December 9, 2003	**—**	**$ —**	—	$ —	—	$ —
August 19, 2002	**1,289,200**	**24,296,000**	569,800	9,014,000	1,859,000	33,310,000
October 3, 2000	**—**	**—**	1,476,300	22,790,000	1,971,800	29,613,000

The Company declared dividends of $8.6 million in 2003, or $0.22 per share, which was a 22.2% increase over the $7.2 million, or $0.18 per share, declared in 2002. On February 19, 2004, the Company declared a quarterly cash dividend of $0.065 per share of common stock, an increase of 18.2% as compared to the same period of 2003. The quarterly dividend is payable on May 3, 2004, to stockholders of record on April 1, 2004.

On November 3, 2003, the Company acquired significant operating assets of Sebago, Inc., an international distributor of performance nautical and American-inspired footwear, consisting of accounts receivable, inventory, fixed assets, trademarks and other amortizable intangible assets totaling approximately $18.1 million and assumed liabilities of approximately $2.0 million. Subject to certain post-closing adjustments, the total purchase price of Sebago, Inc., was $16.8 million, which consisted of $14.8 million paid in cash and a note payable for $2.0 million ($1.0 million due in both 2004 and 2005), resulting in goodwill of $0.7 million.

On January 16, 2002, the Company acquired, through a newly formed subsidiary, Wolverine Europe Limited, certain assets totaling $21.2 million and assumed certain liabilities of $8.5 million of the CAT European business from Overland Group Limited of London, England. Cash and other consideration paid totaled $27.8 million, resulting in goodwill of $15.1 million. On October 17, 2001, the Company acquired, through a newly formed subsidiary, Merrell Europe B.V., assets from certain European distributors for cash and other consideration of $2.2 million.

These acquisitions are discussed further in Note 11 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, management evaluates these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, actual results may differ from these estimates under different assumptions or conditions.

The Company has identified the following critical accounting policies used in determining estimates and assumptions in the amounts reported. Management believes that an understanding of these policies is important to an overall understanding of the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (CONT.)

REVENUE RECOGNITION

The Company's revenue consists of sales to customers, license fees and royalties. Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products utilizing the Company's trademarks and brand names is recognized as earned based on the completion of stated contractual terms.

The Company records provisions against gross revenue for estimated stock returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical stock returns, historical discounts taken and analysis of credit memorandum activity. The actual amount of customer returns or allowances, which is uncertain, may differ from the Company's estimates. The Company would record either an increase or decrease to net sales in the period in which it determined an adjustment to be appropriate.

ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Historically, losses have been within the Company's expectations. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. If the Company were to determine that increases or decreases to the allowance for uncollectible accounts were appropriate, the Company would record either an increase or decrease to general and administrative expenses in the period the Company made such a determination. At January 3, 2004 and December 28, 2002, management believes that it has provided sufficient reserves to address future collection uncertainties.

INVENTORY

The Company values its inventory using actual costs on a last-in, first-out (LIFO) basis for the majority of its inventory and a first-in, first-out (FIFO) basis for foreign, retail and certain other domestic inventories, less allowances to reflect the lower of cost or market. The Company reduces the value of its inventories to the lower of cost or market for excess or obsolete inventories based upon assumptions about future demand and market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are different from those projected, adjustments to those inventory reserves may be required. The adjustments would increase or decrease the Company's cost of sales and net income in the period in which they were realized or recorded. Inventory quantities are verified at various times throughout the year by performing physical and perpetual inventory cycle count procedures. If the Company determines that adjustments to the inventory quantities are appropriate, an increase or decrease to the Company's cost of sales and inventory would be recorded in the period in which such determination was made.

GOODWILL AND OTHER NON-AMORTIZABLE INTANGIBLES

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually. The first step of the goodwill impairment test requires that the fair value of the applicable reporting unit be compared with its recorded value. The Company establishes fair value by calculating the present value of the future cash flows of the reporting unit. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows, which may differ from actual cash flows. If the recorded values of these assets are not recoverable, based on this discounted cash flow analysis, management performs the next step which compares the fair value of the reporting unit calculated in step one to the fair value of the tangible and intangible assets of the reporting unit, which results in an implied fair value of goodwill. Goodwill is reduced by any shortfall of implied goodwill to its carrying value. Impairment tests for other non-amortizable intangibles require the determination of the fair value of the intangible asset. The carrying value is reduced by any excess over fair value. The Company reviewed the carrying amounts of goodwill and other non-amortizable intangible assets and there was no impairment indicated for 2003 or 2002.

INCOME TAXES

The Company operates in multiple tax jurisdictions both inside and outside the United States. Accordingly, management must determine the appropriate allocation of income in accordance with local law for each of these jurisdictions. The Company believes its tax accruals are adequate to cover exposures related to changes in income allocation between tax jurisdictions. The carrying value of the Company's deferred tax assets assumes that the Company will be able to generate sufficient taxable income in future years to utilize these deferred tax assets. If these assumptions change, the Company may be required to record valuation allowances against its gross deferred tax assets in future years, which would result in additional income tax expense in the Company's consolidated statements of operations. Management evaluates the potential for realizing gross deferred tax assets and assesses the need for valuation allowances on a quarterly basis. The Company did not record a valuation allowance in 2003 or 2002.

On a periodic basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the fiscal year progresses, that estimate is refined based upon actual events and earnings by tax jurisdictions during the year. This continual estimation process periodically results in a change to the expected effective tax rate of the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company faces market risk to the extent that changes in foreign currency exchange rates affect the Company's foreign assets, liabilities and inventory purchase commitments and to the extent that its long-term debt requirements are affected by changes in interest rates. The Company manages these risks by attempting to denominate contractual and other foreign arrangements in U.S. dollars and by maintaining a significant percentage of fixed-rate debt. The Company does not believe that there has been a material change in the nature of the Company's primary market risk exposures, including the categories of market risk to which the Company is exposed and the particular markets that present the primary risk of loss to the Company. As of the date of this Annual Report, the Company does not know of or expect there to be any material change in the general nature of its primary market risk exposure in the near term.

Under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive gain (loss) until the hedged item is recognized in earnings.

The Company conducts wholesale operations outside of the United States in Europe and Canada where the functional currencies are primarily the British pound, Canadian dollar and euro. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with foreign currency inventory purchases made by non-U.S. wholesale operations in the normal course of business. At January 3, 2004 and December 28, 2002, the Company had outstanding forward currency exchange contracts to purchase $37.9 million and $24.0 million, respectively, of various currencies (principally U. S. dollars) with maturities ranging up to 280 days.

The Company also has production facilities in the Dominican Republic where financial statements are prepared in U.S. dollars as the functional currency; however, operating costs are paid in the local currencies. Royalty revenue generated by the Company from third party foreign licensees is calculated in the licensees' local currencies, but paid in U.S. dollars. Accordingly, the Company could be subject to related foreign currency remeasurement gains and losses in 2004 and beyond.

Assets and liabilities outside the United States are primarily located in the United Kingdom, Canada and The Netherlands. The Company's investments in foreign subsidiaries with a functional currency other than the U.S. dollar are generally considered long-term. Accordingly, the Company does not hedge these net investments. For the years ended January 3, 2004 and December 28, 2002, the strengthening of foreign currencies increased the value of these investments in net assets by $10.9 million and $6.1 million, respectively. This gain resulted in cumulative foreign currency translation adjustments at January 3, 2004 and December 28, 2002 of $14.1 million and $3.1 million, respectively, that are deferred and recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Because the Company markets, sells and licenses its products throughout the world, it could be affected by weak economic conditions in foreign markets that could reduce demand for its products.

The Company is exposed to changes in interest rates primarily as a result of its long-term debt requirements. The Company's interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to effectively manage overall borrowing costs. To achieve its objectives, the Company maintains substantially all fixed-rate debt to take advantage of lower relative interest rates currently available and finances seasonal working capital needs with variable-rate debt. The Company has not historically utilized interest rate swaps or similar hedging arrangements to fix interest rates; however, in 1998 the Company entered into an interest rate lock agreement to fix the interest rate prior to the issuance of 6.5% senior notes in the amount of $75 million. The contract was settled in 1998 and resulted in a prepayment of interest of $2.2 million that is being amortized over the term of the senior notes. The amortization of the prepayment creates an effective interest rate of 6.78% on the senior notes.

The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instruments.

The following table lists required principal payments and related interest rates for the Company's short- and long-term debt by fiscal year of maturity. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted average rates of the portfolio at the respective consolidated balance sheet dates.

							2003		2002	
	2004	2005	2006	2007	2008	There-after	Total	Fair value	Total	Fair value
(Millions of Dollars, Except Percentages)										
Denominated in U.S. Dollars:										
Fixed rate	$16.0	$11.8	$10.7	$10.7	$10.7	—	**$59.9**	**$65.5**	$72.9	$77.5
Average interest rate	6.8%	6.4%	6.5%	6.5%	6.5%	—	**6.5%**	**—**	6.7%	—

The Company has the following payments under contractual obligations due by period:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
(Thousands of Dollars)					
Long-term debt	$ 59,857	$ 16,000	$22,429	$21,428	$ —
Capital leases	66	20	36	10	—
Operating leases	48,651	9,007	14,642	9,458	15,544
Purchase obligations[1]	85,100	85,100	—	—	—
Deferred compensation	2,693	329	639	610	1,115
Pension[2]	1,009	1,009	—	—	—
SERP	11,665	579	1,158	1,158	8,770
Dividends declared	4,727	4,727	—	—	—
Minimum royalties	4,455	1,012	1,722	1,721	—
Minimum advertising	8,981	1,388	2,903	3,080	1,610
Total	$227,204	$119,171	$43,529	$37,465	$27,039

(1) Purchase obligations primarily relate to inventory and capital expenditure commitments.
(2) Pension obligations represent required funding obligations under government regulations.

Should additional funds be required, the Company had $174.4 million of additional borrowing capacity available under all of its existing credit facilities at January 3, 2004. The Company's additional borrowing capacity is summarized as follows:

		Expiration of availability	
	Total commitments available	Less than 1 year	1 year or greater
(Millions of Dollars)			
Revolving credit	$150.0	$ —	$150.0
Commercial letters of credit	20.8	20.8	—
Standby letters of credit	3.6	3.6	—

Forward-Looking Statements

The Management's Discussion and Analysis of Financial Condition and Results of Operations (pg 14-23), The Operating Strategies and Growth Initiatives section of this Annual Report (pg 6-13), the letter to the stockholders from the Chairman and the Chief Executive Officer and President (pg 3-5), and other sections of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the footwear business, worldwide economics and the Company itself. Statements, including without limitation, those related to: future revenue, earnings, margins, growth and cash flows; expected economic returns; projected 2004 operating results and dividend rates; future strength of the Company; expansion of Merrell® shop-in-shops and Track 'N Trail® stores; future marketing investments; the introduction of new lines or categories of products; future growth or success in specific countries, categories or market sectors; continued or expected distribution at specific retailers; liquidity; capital resources and market risk are forward-looking statements. In addition, words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "should," "will," variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include, but are not limited to, uncertainties relating to changes in demand for the Company's products; changes in consumer preferences or spending patterns; the cost and availability of inventories, services, labor and equipment furnished to the Company; the cost and availability of contract manufacturers; the cost and availability of raw materials, including leather; the impact of competition and pricing by the Company's competitors; changes in government and regulatory policies; foreign currency fluctuations; changes in trading policies or import and export regulations; changes in interest rates, tax laws, duties, tariffs, quotas or applicable assessments; technological developments; changes in local, domestic or international economic and market conditions; the size and growth of footwear markets; service interruptions at shipping and receiving ports; changes in the amount or severity of inclement weather; changes due to the growth of Internet commerce; popularity of particular designs and categories of footwear; the ability of the Company to manage and forecast its growth and inventories; the ability to secure and protect trademarks, patents and other intellectual property; integration of operations of newly acquired businesses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; labor strikes or disruptions; the ability to retain rights to brands licensed by the Company; loss, bankruptcy and credit limitations of significant customers; relationships with international distributors and licensees; the Company's ability to meet at-once orders; the exercise of future purchase options by the U.S. Department of Defense on previously awarded contracts; the risk of doing business in developing countries and economically volatile areas; domestic and international terrorism and war; retail buying patterns; consolidation in the retail sector; and the acceptability of U.S. brands in international markets. Additionally, concern regarding acts of terrorism, the war in Iraq and subsequent events have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand, foreign sourcing of footwear, shipping and transportation, product imports and exports and the sale of products in foreign markets. These matters are representative of the Risk Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement. Historical operating results are not necessarily indicative of the results that may be expected in the future. The Risk Factors included here are not exhaustive. Other Risk Factors exist, and new Risk Factors emerge from time-to-time, that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, the Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Five-Year Operating and Financial Summary

	2003	2002	2001	2000	1999
(In Thousands, Except Per Share Data and Percentages)					
Summary of Operations[1]					
Revenue	**$888,926**	$827,106	$720,066	$701,291	$665,576
Cost of products sold	**562,338**	532,878	463,030	477,318	445,232
Selling and administrative expenses	**246,652**	217,154	182,178	198,953	159,749
Interest expense (net)	**5,474**	6,466	6,742	9,909	10,346
Income taxes	**23,262**	23,599	23,307	4,325	17,166
Net earnings	**51,716**	47,912	45,240	10,690	32,380
Net earnings as a percent of revenue	**5.8%**	5.8%	6.3%	1.5%	4.9%
Cash dividends declared	**$ 8,588**	$ 7,192	$ 6,643	$ 5,797	$ 4,944
Per share of common stock:					
Basic net earnings[2]	**$ 1.32**	$ 1.19	$ 1.11	$ .26	$ .80
Diluted net earnings[2]	**1.27**	1.15	1.07	.26	.78
Realignment charges[1]	**—**	—	—	.71	.23
Cash dividends declared	**.22**	.18	.16	.14	.12
Stockholders' equity[3]	**9.22**	8.05	8.24	7.53	7.48
Shares used for computing earnings per share:[2]					
Basic	**39,176**	40,246	40,738	40,606	40,303
Diluted	**40,721**	41,556	42,159	41,255	40,954
Financial Position at Year-End					
Cash and cash equivalents	**$ 55,356**	$ 27,078	$ 35,820	$ 8,434	$ 1,446
Accounts receivable (net)	**146,879**	156,285	152,330	161,957	170,732
Inventories	**164,904**	168,998	177,041	144,192	168,011
Total current assets	**386,636**	364,643	374,802	325,086	349,301
Property, plant and equipment (net)	**96,007**	97,274	98,994	102,665	116,283
Total assets	**578,881**	531,994	543,678	494,568	534,395
Total current liabilities	**85,766**	80,177	74,521	54,004	48,539
Short-term borrowings	**—**	—	90	896	148
Long-term debt	**59,923**	72,915	90,848	92,194	139,201
Stockholders' equity	**430,094**	369,097	374,152	337,238	332,105
Working capital	**300,870**	284,466	300,281	271,082	300,762

Notes to Five-Year Operating and Financial Summary

1. *This summary should be read in conjunction with the consolidated financial statements and the notes thereto. In particular, see the discussions of the Fiscal 2000 $45.0 million realignment charge as discussed in the Company's 2000 Form 10-K filed with the Securities and Exchange Commission (SEC), the $14.0 million realignment charge to exit the Company's Russian wholesale footwear operation as discussed in the Company's 1999 Form 10-K filed with the SEC and Note 11 – Business Acquisitions.*
2. *Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year after adjustment for nonvested common stock. Diluted earnings per share assume the exercise of dilutive stock options and the vesting of all outstanding common stock.*
3. *Stockholders' equity per share is based on shares outstanding at year end.*

Consolidated Balance Sheets

(Thousands of Dollars)	As of Fiscal Year End 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 55,356**	$ 27,078
Accounts receivable, less allowances (2003 – $10,462; 2002 – $10,191)	**146,879**	156,285
Inventories:		
Finished products	**143,127**	146,229
Raw materials and work-in-process	**21,777**	22,769
	164,904	168,998
Deferred income taxes	**6,528**	2,992
Other current assets	**12,969**	9,290
Total current assets	**386,636**	364,643
Property, plant and equipment:		
Land	**1,080**	1,104
Buildings and improvements	**64,235**	62,982
Machinery and equipment	**128,954**	123,499
Software	**44,081**	38,389
	238,350	225,974
Less accumulated depreciation	**142,343**	128,700
	96,007	97,274
Other assets:		
Goodwill and other non-amortizable intangibles	**42,130**	33,288
Cash surrender value of life insurance	**24,880**	22,628
Prepaid pension costs	**19,451**	—
Assets held for exchange	**3,539**	4,719
Other	**6,238**	9,442
	96,238	70,077
Total assets	**$ 578,881**	$531,994
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 26,328**	$ 29,542
Salaries, wages and other compensation	**16,696**	12,296
Income taxes	**1,513**	3,575
Taxes, other than income taxes	**3,416**	4,322
Other accrued expenses	**21,793**	15,412
Current maturities of long-term debt	**16,020**	15,030
Total current liabilities	**85,766**	80,177
Long-term debt, less current maturities	**43,903**	57,885
Deferred compensation	**5,736**	4,742
Accrued pension liability	**—**	19,870
Deferred income taxes	**13,068**	80
Minority interest	**314**	143
Stockholders' equity:		
Common stock, $1 par value: authorized 80,000,000 shares; issued including treasury shares: 2003 – 46,662,593; 2002 – 45,839,831	**46,663**	45,840
Additional paid-in capital	**101,706**	90,994
Retained earnings	**382,603**	339,475
Accumulated other comprehensive income (loss)	**8,540**	(23,522)
Unearned compensation	**(4,138)**	(3,833)
Cost of shares in treasury: 2003 – 7,209,313 shares; 2002 – 5,869,429 shares	**(105,280)**	(79,857)
Total stockholders' equity	**430,094**	369,097
Total liabilities and stockholders' equity	**$ 578,881**	$531,994

( ) Denotes deduction.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Fiscal Year		
	2003	2002	2001
(Thousands of Dollars, Except Per Share Data)			
Common Stock			
Balance at beginning of the year	**$ 45,840**	$ 45,414	$ 44,785
Common stock issued under stock incentive plans (2003 – 823,262 shares; 2002 – 426,543 shares; 2001 – 628,779 shares)	**823**	426	629
Balance at end of the year	**46,663**	45,840	45,414
Additional Paid-In Capital			
Balance at beginning of the year	**90,994**	86,771	79,633
Amounts associated with common stock issued under stock incentive plans:			
Proceeds over par value	**8,693**	3,547	5,617
Income tax benefits	**1,710**	531	1,521
Issuance of treasury shares (2003 – 27,886 shares; 2002 – 142,894 shares)	**51**	409	—
Net change in notes receivable	**258**	(264)	—
Balance at end of the year	**101,706**	90,994	86,771
Retained Earnings			
Balance at beginning of the year	**339,475**	298,755	260,158
Net earnings	**51,716**	47,912	45,240
Cash dividends (2003 – $.22 per share; 2002 – $.18 per share; 2001 – $.16 per share)	**(8,588)**	(7,192)	(6,643)
Balance at end of the year	**382,603**	339,475	298,755
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of the year	**(23,522)**	(4,109)	(2,532)
Foreign currency translation adjustments	**10,922**	6,101	(431)
Change in fair value of foreign exchange contracts, net of taxes (2003 – $730; 2002 – $89)	**(1,393)**	(244)	—
Minimum pension liability adjustment, net of taxes (2003 – $11,608; 2002 – $13,016: 2001 – $592)	**22,533**	(25,270)	(1,146)
Balance at end of the year	**8,540**	(23,522)	(4,109)
Unearned Compensation			
Balance at beginning of the year	**(3,833)**	(4,649)	(5,921)
Awards under restricted stock incentive plans	**(2,488)**	(2,037)	(2,107)
Compensation expense	**2,183**	2,853	3,379
Balance at end of the year	**(4,138)**	(3,833)	(4,649)
Cost of Shares in Treasury			
Balance at beginning of the year	**(79,857)**	(48,030)	(38,885)
Common stock purchased for treasury (2003 – 1,367,770 shares; 2002 – 2,154,335 shares; 2001 – 625,816 shares)	**(25,656)**	(33,626)	(9,145)
Issuance of treasury shares (2003 – 27,886; 2002 – 142,894 shares)	**233**	1,799	—
Balance at end of the year	**(105,280)**	(79,857)	(48,030)
Total stockholders' equity at end of the year	**$430,094**	$369,097	$374,152
Comprehensive Income			
Net earnings	**$ 51,716**	$ 47,912	$ 45,240
Foreign currency translation adjustments	**10,922**	6,101	(431)
Change in fair value of foreign exchange contracts, net of taxes	**(1,393)**	(244)	—
Minimum pension liability adjustment, net of taxes	**22,533**	(25,270)	(1,146)
Total comprehensive income	**$ 83,778**	$ 28,499	$ 43,663

( ) Denotes deduction.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(Thousands of Dollars, Except Per Share Data)	Fiscal Year 2003	2002	2001
Revenue	**$888,926**	$827,106	$720,066
Cost and expenses:			
Cost of products sold	**562,338**	532,878	463,030
Selling and administrative expenses	**246,652**	217,154	182,178
Interest expense	**5,896**	6,721	7,239
Interest income	**(422)**	(255)	(497)
Other income – net	**(686)**	(1,046)	(431)
	813,778	755,452	651,519
Earnings before income taxes and minority interest	**75,148**	71,654	68,547
Income taxes	**23,262**	23,599	23,307
Earnings before minority interest	**51,886**	48,055	45,240
Minority interest	**170**	143	—
Net earnings	**$ 51,716**	$ 47,912	$ 45,240
Net earnings per share:			
Basic	**$ 1.32**	$ 1.19	$ 1.11
Diluted	**1.27**	1.15	1.07

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year		
	2003	2002	2001
(Thousands of Dollars)			
Operating Activities			
Net earnings	**$ 51,716**	$ 47,912	$ 45,240
Adjustments necessary to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**17,664**	16,633	15,991
Amortization	**283**	227	1,630
Deferred income taxes (credit)	**(902)**	216	5,169
Other	**(1,538)**	2,668	(2,539)
Changes in operating assets and liabilities:			
Accounts receivable	**15,534**	(5,879)	9,178
Inventories	**17,069**	24,884	(31,655)
Other operating assets	**529**	(1,076)	2,425
Accounts payable	**(5,820)**	(656)	7,450
Other operating liabilities	**7,668**	3,350	1,046
Net cash provided by operating activities	**102,203**	88,279	53,935
Investing Activities			
Business acquisitions, net of cash acquired	**(14,780)**	(27,366)	(1,410)
Additions to property, plant and equipment	**(16,015)**	(13,875)	(11,298)
Other	**58**	607	235
Net cash used in investing activities	**(30,737)**	(40,634)	(12,473)
Financing Activities			
Proceeds from short-term borrowings	**—**	—	6,706
Payments of short-term debt	**—**	(90)	(7,512)
Proceeds from long-term borrowings	**66,194**	94,215	113,972
Payments of long-term debt	**(81,176)**	(112,226)	(115,318)
Cash dividends	**(8,588)**	(7,192)	(6,643)
Purchase of common stock for treasury	**(25,656)**	(33,626)	(9,145)
Proceeds from shares issued under stock incentive plans	**7,570**	2,202	3,864
Net cash used in financing activities	**(41,656)**	(56,717)	(14,076)
Effect of foreign exchange rate changes	**(1,532)**	330	—
Increase (decrease) in cash and cash equivalents	**28,278**	(8,742)	27,386
Cash and cash equivalents at beginning of the year	**27,078**	35,820	8,434
Cash and cash equivalents at end of the year	**$ 55,356**	$ 27,078	$ 35,820
Other Cash Flow Information			
Interest paid	**$ 5,461**	$ 6,633	$ 7,656
Net income taxes paid	**22,725**	18,201	7,854

( ) Denotes reduction in cash and cash equivalents.
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS
Wolverine World Wide, Inc. (NYSE: WWW) is a leading designer, manufacturer and marketer of a broad line of quality casual shoes, rugged outdoor and work footwear, and constructed slippers and moccasins. The Company's global portfolio of owned and licensed brands includes: Bates®, CAT®, Harley-Davidson®, Hush Puppies®, HyTest®, Merrell®, Sebago®, Stanley® and Wolverine®. The Company also operates a retail division to showcase its brands and branded footwear from other manufacturers, a tannery that produces Wolverine Performance Leathers™ and an apparel and accessory licensing division to extend its owned brands into product categories beyond footwear.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Wolverine World Wide, Inc. and its wholly and majority owned subsidiaries (collectively, the "Company"). All intercompany transactions have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest to December 31. Fiscal years presented in this report include the 53-week period ended January 3, 2004 and the 52-week periods ended December 28, 2002 and December 29, 2001.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products utilizing the Company's trademarks and brand names is recognized as earned based on the completion of stated contractual terms.

The Company records provisions against gross revenue for estimated stock returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical stock returns, historical discounts taken, and analysis of credit memorandum activity.

SHIPPING AND HANDLING COSTS
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue, while the related expenses incurred by the Company are recorded as cost of products sold in the consolidated statements of operations.

CASH EQUIVALENTS
All short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. The Company does not require collateral or other security on trade accounts receivable.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for certain domestic inventories. Foreign, retail and other domestic inventories are valued using methods approximating cost under the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated on the basis of cost and include expenditures for new facilities, major renewals, betterments and software. Normal repairs and maintenance are expensed as incurred.

Depreciation of plant, equipment and software is computed using the straight-line method. The depreciable lives range from five to forty years for buildings and improvements and from three to ten years for machinery and equipment and software.

GOODWILL AND OTHER INTANGIBLES
Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Other intangibles consist primarily of trademarks, brand names, patents and customer lists. Goodwill and intangible

assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value. Other amortizable intangible assets (principally patents) are amortized using the straight-line method over their estimated useful life (periods ranging from two to fifteen years). Other amortizable intangible assets are included in other assets on the consolidated balance sheets and have net carrying amounts of $986,000 and $681,000 for 2003 and 2002, respectively and accumulated amortization of $694,000 and $417,000 for 2003 and 2002, respectively. Estimated aggregate amortization expense for such intangibles for each of the five fiscal years succeeding 2003 is expected to approximate $200,000 annually.

The Company applied the rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS No. 142 in 2001 would have resulted in an increase in net earnings of approximately $731,000 ($0.02 per share). The Company has performed the required impairment tests of goodwill during fiscal 2003 and 2002 and has determined that there was no impairment indicated for recorded goodwill and other non-amortizable intangibles.

The changes in the net carrying amount of goodwill and other non-amortizable intangibles for the years ended January 3, 2004 and December 28, 2002 are as follows:

	2003	2002
(Thousands of Dollars)		
Balance at beginning of year	**$33,288**	$15,267
Goodwill acquired	**720**	15,057
Other non-amortizable intangibles acquired	**5,257**	640
Purchase accounting adjustments	**(614)**	—
Foreign currency translation effects	**3,479**	2,324
Balance at end of the year	**$42,130**	$33,288

ASSETS HELD FOR EXCHANGE

Assets held for exchange represent barter credits that were acquired in exchange for inventories in December 1997. Such credits are redeemable for a percentage of supplies purchased from certain vendors through December 31, 2005 (with an option for a two year extension). The Company evaluates the recoverability of such assets on a quarterly basis and expects to utilize all available credits prior to their expiration.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Each impairment test is based on a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment amount to be recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). This standard clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and addresses consolidation by business enterprises of variable interest entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also enhances the disclosure requirements related to variable interest entities. This statement is effective for any variable interest entities entered into by the Company as of the end of the first quarter of fiscal 2004. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position or results of operations.

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its stock incentive plans because the alternative fair value accounting provided under SFAS No.123, *Accounting for Stock-Based Compensation*, requires the use of option valuation models that were not specifically developed for valuing the types of stock incentive plans maintained by the Company. Under APB Opinion No. 25, compensation expense is recognized when the market price of the stock underlying an award on the date of grant exceeds any related exercise price.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock awards using the fair value method. The fair value of these awards was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.9% (4.2% in 2002 and 4.6% in 2001); dividend yield of 1.3% (1.1% in 2002 and 1.0% in 2001); expected market price volatility factor of 0.386 (0.420 in 2002 and 0.515 in 2001); and an expected option life of four years.

The estimated weighted-average fair value for each option granted was $4.95 in 2003, $5.48 in 2002 and $6.57 in 2001.

For purposes of pro forma disclosures, the estimated fair values of stock options are amortized to expense over the related vesting periods. The Company's pro forma information under SFAS No. 123 is as follows:

	2003	2002	2001
(Thousands of Dollars, Except Per Share Data)			
Net earnings, as reported	**$51,716**	$47,912	$45,240
Add: Total stock-based compensation expense included in reported net income, net of related tax effects	**143**	9	166
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**3,273**	3,020	5,092
Pro forma net earnings	**$48,586**	$44,901	$40,314
Net earnings per share:			
Basic – as reported	**$ 1.32**	$ 1.19	$ 1.11
Basic – pro forma	**1.24**	1.12	.99
Diluted – as reported	**1.27**	1.15	1.07
Diluted – pro forma	**1.19**	1.08	.96

ADVERTISING COSTS

Advertising costs are expensed as incurred and totaled $35,254,000 in 2003, $33,584,000 in 2002 and $29,757,000 in 2001.

The Company provides sales incentives to retail customers in the form of a cooperative advertising program. Under this program, customers are reimbursed for Company approved advertising-related expenditures where the value to the Company is objectively verifiable. Cooperative advertising dollars are expensed by the Company as earned by customers. These expenses are recorded within selling and administrative expenses.

INCOME TAXES

The provision for income taxes is based on the earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the cumulative temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes.

EARNINGS PER SHARE

Basic earnings per share is computed based on weighted average shares of common stock outstanding during each year after adjustment for restricted nonvested common stock issued under restricted stock incentive plans. Diluted earnings per share assumes the exercise of dilutive stock options and the vesting of all common stock under restricted stock programs.

The following table sets forth the reconciliation of weighted average shares used in the computation of basic and diluted earnings per share:

	2003	2002	2001
Weighted average shares outstanding during the year	**39,897,434**	41,016,362	41,571,272
Adjustment for nonvested restricted common stock	**(721,246)**	(770,749)	(832,991)
Denominator for basic earnings per share	**39,176,188**	40,245,613	40,738,281
Effect of dilutive stock options	**1,047,188**	776,864	877,608
Adjustment for nonvested restricted common stock	**497,562**	533,130	543,117
Denominator for diluted earnings per share	**40,720,938**	41,555,607	42,159,006

Options to purchase 659,067 shares of common stock in 2003, 796,487 shares in 2002 and 712,187 shares in 2001 have not been included in the denominator for the computation of diluted earnings per share because the related exercise prices were greater than the average market price for the period and, therefore, they were antidilutive.

FOREIGN CURRENCY

For the Company's international subsidiaries, the local currency is the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the year-end exchange rate. Operating statement amounts are translated at average exchange rates for the period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheet as a component of accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are included in the consolidated statements of operations and were not material.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term debt. Except for fixed rate long-term debt with a carrying value of $59,857,000 and a fair value of $65,465,000 at January 3, 2004 and a carrying value of $72,857,000 and a fair value of $77,479,000 at December 28, 2002, the Company's estimate of the fair values of these financial instruments approximates their carrying amounts for the respective years. Fair value was determined using discounted cash flow analyses and current interest rates for similar instruments. The Company does not hold or issue financial instruments for trading purposes.

The Company follows SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138, which requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with foreign currency inventory purchases made by non-U.S. wholesale operations in the normal course of business. At January 3, 2004 and December 28, 2002, foreign exchange contracts with a notional value of $37,902,000 and $24,000,000, respectively, were outstanding to purchase various currencies (principally U.S. dollars) with maturities ranging up to 280 days. These contracts have been designated as cash flow hedges. As of January 3, 2004 and December 28, 2002, a liability of $2,270,000 and $333,000, respectively, has been recognized for the fair value of the foreign currency forward exchange contracts.

The fair value of the foreign currency forward exchange contracts represents the estimated receipts or payments necessary to terminate the contracts. Hedge effectiveness is evaluated by the hypothetical derivative method. Any hedge ineffectiveness is reported within the cost of products sold caption of the consolidated statements of operations. Hedge ineffectiveness was not material in 2003 or 2002. If, in the future, the foreign exchange contracts are determined to be ineffective hedges or terminated before their contractual termination dates, the Company would be required to reclassify into earnings all or a portion of the unrealized amounts related to the cash flow hedges that are currently included in accumulated other comprehensive income (loss) within stockholders' equity.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net earnings and any revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net earnings and recognized directly as a component of stockholders' equity.

Ending accumulated other comprehensive income (loss) is as follows:

	2003	2002
(Thousands of Dollars)		
Foreign currency translation adjustments	**$14,060**	$ 3,138
Foreign currency cash flow hedge adjustments, net of taxes (2003 – $819; 2002 – $89)	**(1,637)**	(244)
Minimum pension liability adjustments, net of taxes (2003 – $2,000; 2002 – $13,016)	**(3,883)**	(26,416)
Accumulated other comprehensive income (loss)	**$ 8,540**	$(23,522)

RECLASSIFICATIONS

Certain amounts previously reported in 2002 and 2001 have been reclassified to conform with the presentation used in 2003.

2. Inventories

Inventories of $90,368,000 at January 3, 2004 and $85,509,000 at December 28, 2002 have been valued using the LIFO method. If the FIFO method had been used, inventories would have been $8,817,000 and $8,893,000 higher than reported at January 3, 2004 and December 28, 2002, respectively.

3. Debt

Long-term debt consists of the following obligations:

	2003	2002
(Thousands of Dollars)		
6.5% senior notes payable	**$53,571**	$64,286
7.81% senior notes payable	**4,286**	8,571
Revolving credit obligations	**—**	—
Other	**2,066**	58
	59,923	72,915
Less current maturities	**16,020**	15,030
	$43,903	$57,885

The 6.5% unsecured senior notes payable require annual principal payments of $10,714,000 due through the maturity date of December 8, 2008. In connection with the issuance of these senior notes, the Company entered into an interest rate lock agreement with a bank that was settled in 1998 and resulted in a prepayment of interest of $2,200,000. This prepayment is being amortized over the remaining term of the notes using the effective interest method.

The 7.81% unsecured senior notes payable balance is due on August 15, 2004.

The Company has an unsecured revolving credit agreement that allows for borrowings up to $150,000,000, of which $10,000,000 pertains to the Company's Canadian subsidiary. Of the remaining $140,000,000 facility available to the U.S. operations, $35,000,000 may also be utilized by the European subsidiaries. This agreement requires that interest be paid at a variable rate based on LIBOR and expires in May 2006.

The Company had commercial letters of credit outstanding of $2,380,000 and $8,383,000 at January 3, 2004 and December 28, 2002, respectively.

The long-term loan agreements contain restrictive covenants that, among other things, require the Company to maintain certain financial ratios and minimum levels of tangible net worth. At January 3, 2004, unrestricted retained earnings were $82,147,000. The agreements also impose restrictions on securing additional debt, sale and merger transactions and the disposition of significant assets.

Principal maturities of long-term debt during the four years subsequent to 2004 are as follows: 2005 – $11,734,000; 2006 – $10,730,000; 2007 – $10,721,000; 2008 – $10,718,000.

Interest costs of $235,000 in 2003, $254,000 in 2002 and $427,000 in 2001 were capitalized in connection with various capital improvement and computer hardware and software installation projects.

4. Leases

The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2018. At January 3, 2004, minimum rental payments due under all noncancelable leases are as follows: 2004 – $9,007,000; 2005 – $8,088,000; 2006 – $6,554,000; 2007 – $5,436,000; 2008 – $4,022,000; thereafter – $15,544,000.

Rental expense under all operating leases consisted primarily of minimum rentals and totaled $11,614,000 in 2003, $11,011,000 in 2002 and $10,105,000 in 2001.

5. Capital Stock

The Company has 2,000,000 authorized shares of $1 par value preferred stock, of which none is issued or outstanding.

The Company has a preferred stock rights plan that is designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. One right is associated with each share of common stock currently outstanding. The rights trade with the common stock and become exercisable only upon the occurrence of certain triggering events. Each right, when exercisable, will entitle the holder to purchase one one-hundredth of a share of Series B junior participating preferred stock for $120. The Company has designated 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance under the Company's preferred stock rights plan. Upon issuance for reasons other than liquidation, each share of Series B junior participating preferred stock will have 100 votes and a preferential quarterly dividend equal to the greater of $21 per share or 100 times the dividend declared on common stock.

In the event that the Company is a party to a merger or other business combination, regardless of whether the Company is the surviving corporation, right holders other than the party to the merger will be entitled to receive common stock of the surviving corporation worth twice the exercise price of the rights. The plan also provides for protection against self-dealing transactions by certain 15% stockholders or the activities of an adverse person (as defined in the plan). The Company may redeem the rights for $.01 each at any time prior to a person being designated as an adverse person or fifteen days after a triggering event. Unless redeemed earlier, all rights expire on May 7, 2007. The Board of Directors can elect to exclude certain transactions from triggering the exercise of preferred stock rights and other actions under the plan.

The Company has stock incentive plans under which options to purchase shares of common stock may be granted to officers, other key employees and non-employee directors. Options granted are exercisable over no more than ten years and vest over various periods. All unexercised options are available for future grant upon their cancellation.

A summary of the transactions under the stock option plans is as follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at December 30, 2000	3,750,665	$13.49
Granted	900,229	15.47
Exercised	(643,035)	10.26
Cancelled	(26,595)	16.68
Outstanding at December 29, 2001	3,981,264	14.48
Granted	797,994	15.59
Exercised	(321,869)	10.87
Cancelled	(45,191)	15.85
Outstanding at December 28, 2002	4,412,198	14.89
Granted	**805,334**	**16.21**
Exercised	**(751,500)**	**11.94**
Cancelled	**(44,056)**	**20.18**
Outstanding at January 3, 2004	**4,421,976**	**$15.61**

Shares available for grant under the stock option plans were 2,098,343 at January 3, 2004, 1,610,881 at December 28, 2002 and 2,036,327 at December 29, 2001.

The exercise prices of options outstanding at January 3, 2004 range from $1.73 to $30.56. A summary of stock options outstanding at January 3, 2004 by range of option price is as follows:

	Number of Options		Weighted-Average Option Price		Weighted-Average Remaining Contractual Life
	Outstanding	Exercisable	Outstanding	Exercisable	
Less than $10	**481,091**	**481,091**	**$ 9.03**	**$ 9.03**	**3.7 years**
$10 to $20	**3,324,121**	**2,428,904**	**14.73**	**14.42**	**6.6 years**
Greater than $20	**616,764**	**605,589**	**25.46**	**25.58**	**3.3 years**
	4,421,976	**3,515,584**	**$15.61**	**$15.60**	**5.9 years**

The number of options exercisable at December 28, 2002 and December 29, 2001 totaled 3,504,114 and 3,075,846, respectively.

The Company also has stock award plans for officers and other key employees. Common stock issued under these plans is subject to certain restrictions, including a prohibition against any sale, transfer or other disposition by the officer or employee (except for certain transfers for estate planning purposes for certain officers), and a requirement to forfeit the award upon certain terminations of employment in cases other than death, disability, retirement or consensual severance. These restrictions lapse over a three- to five-year period from the date of the award. Shares aggregating 162,400 in 2003, 161,700 in 2002 and 156,250 in 2001 were awarded under these plans. The weighted-average grant date fair value was $15.85 in 2003, $15.47 in 2002 and $15.11 in 2001 for the shares awarded. There were no awards cancelled in 2003, 18,224 awards cancelled in 2002 and 10,288 awards cancelled in 2001. The market value of the shares awarded is recognized as unearned compensation in the consolidated statements of stockholders' equity and is amortized to operations over the vesting period.

6. Retirement Plans

The Company has noncontributory, defined benefit pension plans covering a majority of its domestic employees. The Company's principal defined benefit pension plan provides benefits based on the employees' years of service and final average earnings (as defined in the plan), while the other plans provide benefits at a fixed rate per year of service. The Company intends to annually contribute amounts deemed necessary to maintain the plans on a sound actuarial basis.

The Company has a Supplemental Executive Retirement Plan ("SERP") for certain current and former employees that entitles them to receive payments from the Company following retirement based on the employees' years of service and final average earnings (as defined in the SERP). Under the SERP, the employees can elect early retirement with a corresponding reduction in benefits. The Company also has individual deferred compensation agreements with certain former employees that entitle them to receive payments from the Company for a period of fifteen to eighteen years following retirement. The Company maintains life insurance policies with a cash surrender value of $24,648,000 at January 3, 2004 and $22,428,000 at December 28, 2002 that are intended to fund deferred compensation benefits under the SERP and deferred compensation agreements.

The Company has a defined contribution money accumulation plan covering substantially all domestic employees that provides for Company contributions based on earnings. This plan is combined with the principal defined benefit pension plan for funding purposes to the extent allowable under applicable regulations. The Company recognized expense for the money accumulation plan of $1,620,000 in 2003, $1,500,000 in 2002 and $1,400,000 in 2001. The Company also has certain defined contribution plans at foreign subsidiaries. Contributions to these plans were $662,000 in 2003, $506,000 in 2002 and $278,000 in 2001.

The Company uses a September 30 measurement date for its defined benefit plans.

The following summarizes the status of and changes in the Company's pension assets and related obligations for its pension plans (which include the Company's defined benefit pension plans and the SERP) as of:

	September 30	
	2003	2002
(Thousands of Dollars)		
Change in projected benefit obligations:		
Projected benefit obligations at beginning of the year	**$132,544**	$119,337
Service cost pertaining to benefits earned during the year	**3,243**	4,435
Interest cost on projected benefit obligations	**8,634**	8,959
Effect of changes in actuarial assumptions	**(401)**	516
Actuarial losses	**9,027**	6,162
Benefits paid to plan participants	**(6,561)**	(6,865)
Projected benefit obligations at end of the year	**$146,486**	$132,544
Change in fair value of pension assets:		
Fair value of pension assets at beginning of the year	**$102,486**	$114,392
Actual net investment gain (loss)	**22,195**	(8,140)
Company contributions	**9,734**	3,099
Benefits paid to plan participants	**(6,561)**	(6,865)
Fair value of pension assets at end of the year	**$127,854**	$102,486
Funded status	**$ (18,632)**	$ (30,058)
Unrecognized prior service costs	**3,879**	5,229
Unrecognized net actuarial losses	**41,465**	48,952
Net amount recognized	**$ 26,712**	$ 24,123
Amounts recognized in the consolidated balance sheets:		
Prepaid benefit cost	**$ 37,578**	$ —
Accrued benefit cost	**(18,887)**	(20,762)
Intangible assets	**2,138**	4,862
Accumulated other comprehensive loss	**5,883**	40,023
Net amount recognized	**$ 26,712**	$ 24,123
Funded status of pension plans and SERP (supplemental):		
Funded status of qualified defined benefit plans and SERP	**$ (18,632)**	$ (30,058)
Nonqualified trust assets (cash surrender value of life insurance) recorded in other assets and intended to satisfy the projected benefit obligation of unfunded supplemental employee retirement plans	**19,140**	17,153
Net funded status of pension plans and SERP (supplemental)	**$ 508**	$ (12,905)

The Company made contributions of $194,000 and $271,000 subsequent to the measurement date and before the fiscal year ended 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	September 30	
	2003	2002
(Thousands of Dollars)		
Projected benefit obligations	**$27,805**	$132,544
Accumulated benefit obligations	**26,502**	123,248
Fair value of plan assets	**7,615**	102,486

The accumulated benefit obligations for all defined benefit pension plans and the SERP were $138,419,000 and $123,248,000 at September 30, 2003, and 2002, respectively.

The following is a summary of net pension and SERP income (expense) recognized by the Company:

	2003	2002	2001
(Thousands of Dollars)			
Service cost pertaining to benefits earned during the year	**$(3,243)**	$(4,435)	$(3,753)
Interest cost on projected benefit obligations	**(8,634)**	(8,959)	(8,457)
Expected return on pension assets	**10,175**	12,477	13,310
Net amortization gain (loss)	**(5,491)**	(1,010)	1,427
Special termination benefits	**—**	—	(174)
Net pension income (expense)	**$(7,193)**	$(1,927)	$ 2,353

Expense for qualified defined benefit pension plans was $6,014,000 in 2003, and pension income was $1,314,000 in 2002 and $5,440,000 in 2001.

	2003	2002
Weighted average assumptions used to determine benefit obligations at September 30:		
Discount rate	**6.11%**	6.76%
Rate of compensation increase	**3.50%**	4.50%
Weighted average assumptions used to determine net periodic benefit cost for the years ended:		
Discount rate	**6.76%**	7.55%
Expected long-term rate of return on plan assets	**8.90%**	10.00%
Rate of compensation increase – qualified plans	**3.50%**	4.50%
Rate of compensation increase – SERP	**3.85%**	4.50%

Unrecognized net experience losses exceeding certain corridors are amortized over a five-year period, unless the minimum amortization method based on average remaining service periods produces a higher amortization.

The long-term rate of return is based on overall market expectations for a balanced portfolio with an asset mix similar to the Company's, utilizing historic returns for broad market and fixed income indices.

	2003	2002
Weighted average asset allocations at September 30 by asset category are as follows:		
Equity securities	**72.0%**	65.0%
Debt instruments	**23.0%**	24.0%
Cash and money market investments	**5.0%**	11.0%
	100.0%	100.0%

The Company's investment policy for plan assets uses a blended approach of U.S. and foreign equities combined with U.S. fixed income investments. Policy guidelines indicate that total equities should not exceed 80% and fixed income securities should not exceed 50%. Within the equity and fixed income classifications, the investments are diversified.

Equity securities include shares of the Company's common stock in the amounts of $9,477,000 and $10,328,000 at September 30, 2003 and 2002, respectively. Dividends received on Company stock holdings were $134,000 in 2003, $120,000 in 2002 and $114,000 in 2001.

The Company expects to contribute $5,000,000 to its qualified defined benefit pension plans and $626,000 to the SERP in 2004.

7. Income Taxes

The provisions for income taxes consist of the following:

	2003	2002	2001
(Thousands of Dollars)			
Currently payable:			
Federal	**$19,818**	$20,002	$17,147
State and foreign	**4,346**	3,381	991
Deferred (credit) expense	**(902)**	216	5,169
	$23,262	$23,599	$23,307

A reconciliation of the Company's total income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to earnings before income taxes is as follows:

	2003	2002	2001
(Thousands of Dollars)			
Income taxes at statutory rate	**$26,302**	$25,079	$23,991
State income taxes, net of federal income tax reduction	**183**	271	460
Nontaxable earnings of foreign affiliates	**(1,605)**	(1,674)	(1,518)
Research and development credits	**(1,870)**	—	—
Foreign earnings (losses) taxed at rates differing from the U.S. statutory rate	**718**	121	(84)
Other	**(466)**	(198)	458
	$23,262	$23,599	$23,307

Significant components of the Company's deferred income tax assets and liabilities as of the end of 2003 and 2002 are as follows:

	2003	2002
(Thousands of Dollars)		
Deferred income tax assets:		
Accounts receivable and inventory valuation allowances	**$ 3,086**	$ 1,611
Deferred compensation accruals	**2,187**	1,475
Future benefit of foreign net operating losses	**254**	650
Accrued pension costs	**2,000**	13,608
Other amounts not deductible until paid	**5,906**	5,110
Total deferred income tax assets	**13,433**	22,454
Deferred income tax liabilities:		
Tax over book depreciation	**(9,256)**	(9,372)
Prepaid pension costs	**(9,738)**	(8,833)
Other	**(979)**	(1,337)
Total deferred income tax liabilities	**(19,973)**	(19,542)
Net deferred income tax assets (liabilities)	**$ (6,540)**	$ 2,912

No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of the undistributed earnings ($69,558,000 at January 3, 2004 and $59,374,000 at December 28, 2002) of foreign subsidiaries because it is expected that such earnings will be reinvested overseas indefinitely. Determination of the amount of any unrecognized deferred income tax liability on these unremitted earnings is not practicable.

8. Litigation and Contingencies

The Company is involved in various environmental claims and other legal actions arising in the normal course of business. The environmental claims include sites where the Environmental Protection Agency has notified the Company that it is a potentially responsible party with respect to environmental remediation. These remediation claims are subject to ongoing environmental impact studies, assessment of remediation alternatives, allocation of costs between responsible parties and concurrence by regulatory authorities and have not yet advanced to a stage where the Company's liability is fixed. However, after taking into consideration legal counsel's evaluation of all actions and claims against the Company, management is currently of the opinion that their outcome will not have a material effect on the Company's consolidated financial position or future results of operations.

Pursuant to certain of the Company's lease agreements, the Company has provided financial guarantees to third parties in the form of indemnification provisions. These provisions indemnify and reimburse the third parties for costs, including but not limited to adverse judgments in lawsuits and taxes and operating costs. The terms of the guarantees are equal to the terms of the related lease agreements. The Company is not able to calculate the maximum potential amount of future payments it could be required to make under these guarantees, as the potential payment is dependent on the occurrence of future unknown events.

On July 17, 2003, the Company's 153 union tannery employees voted to strike as their existing contract expired. The strike ended on September 10, 2003, and on January 23, 2004, all complaints and suits related to the strike were settled by mutual agreement.

9. Business Segments

The Company has one reportable segment that is engaged in manufacturing, sourcing, marketing and distribution of branded footwear, including casual shoes, slippers, moccasins, dress shoes, boots, uniform shoes, work shoes and performance outdoor footwear, to the retail sector. Revenues of this segment are derived from the sale of branded footwear products to external customers as well as royalty income from the licensing of the Company's trademarks and brand names to licensees and distributors. The business units comprising the branded footwear segment manufacture or source, market and distribute products in a similar manner. Branded footwear is distributed through wholesale channels and under licensing and distributor arrangements.

The other business units in the following tables consist of the Company's retail, apparel and accessory licensing, tannery and pigskin procurement operations. The Company operated 64 domestic retail stores at January 3, 2004 that sell Company-manufactured and sourced products, as well as footwear manufactured by unaffiliated companies. The other business units distribute products through retail and wholesale channels.

The Company measures segment profits as earnings before income taxes and minority interest. The accounting policies used to determine profitability and total assets of the branded footwear and other business segments are the same as disclosed in Note 1.

Business segment information is as follows:

	2003			
	Branded Footwear	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	**$809,690**	**$79,236**	**$ —**	**$888,926**
Intersegment sales	**27,288**	**2,471**	**—**	**29,759**
Interest (income) expense – net	**9,285**	**1,088**	**(4,899)**	**5,474**
Depreciation expense	**5,665**	**2,589**	**9,410**	**17,664**
Earnings (loss) before income taxes and minority interest	**83,089**	**3,562**	**(11,503)**	**75,148**
Assets	**399,276**	**36,594**	**143,011**	**578,881**
Additions to property, plant and equipment	**6,225**	**3,359**	**6,431**	**16,015**

	2002			
	Branded Footwear	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	$746,202	$80,904	$ —	$827,106
Intersegment sales	24,814	3,099	—	27,913
Interest (income) expense – net	10,841	1,323	(5,698)	6,466
Depreciation expense	5,339	2,407	8,887	16,633
Earnings (loss) before income taxes and minority interest	78,847	6,780	(13,973)	71,654
Assets	384,723	40,453	106,818	531,994
Additions to property, plant and equipment	8,732	1,700	3,443	13,875

	2001			
	Branded Footwear	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	$644,793	$75,273	$ —	$720,066
Intersegment sales	19,599	4,632	—	24,231
Interest (income) expense – net	11,939	1,273	(6,470)	6,742
Depreciation expense	5,455	2,295	8,251	15,991
Earnings (loss) before income taxes	68,086	5,887	(5,426)	68,547
Assets	355,045	45,165	143,468	543,678
Additions to property, plant and equipment	2,001	3,553	5,744	11,298

Geographic information, based on shipping destination, related to revenue included in the consolidated statements of operations is as follows:

	2003	2002	2001
(Thousands of Dollars)			
United States	**$674,794**	$644,647	$617,711
Foreign countries:			
Europe	**150,643**	127,461	50,115
Canada	**45,422**	39,363	34,221
Central and South America	**6,639**	6,417	7,764
Asia	**8,132**	6,780	6,356
Middle East and Russia	**3,296**	2,438	3,899
	214,132	182,459	102,355
	$888,926	$827,106	$720,066

The Company's long-lived assets (primarily property, plant and equipment and intangible assets) are as follows:

	2003	2002	2001
(Thousands of Dollars)			
United States	**$155,365**	$136,644	$155,731
Foreign countries	**36,880**	32,005	13,144

The Company does not believe that it is dependent upon any single customer, since none accounts for more than 10% of consolidated revenue.

No product groups, other than footwear, account for more than 10% of consolidated revenue. Revenues derived from the sale and licensing of footwear accounted for 96% of revenue in 2003, 2002 and 2001.

Approximately 13% of the Company's employees are subject to bargaining unit contracts extending through various dates to 2006.

10. Quarterly Results of Operations (unaudited)

The Company generally reports its quarterly results of operations on the basis of 12-week periods for each of the first three quarters and a 16- or 17-week period for the fourth quarter. The fourth quarter of 2003 includes 17 weeks and the fourth quarter of 2002 includes 16 weeks.

The Company's unaudited quarterly results of operations are as follows:

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Thousands of Dollars, Except Per Share Data)				
Revenue	**$191,485**	**$184,040**	**$230,571**	**$282,830**
Gross margin	**69,196**	**65,724**	**86,714**	**104,954**
Net earnings	**7,414**	**9,281**	**16,414**	**18,607**
Net earnings per share:				
Basic	**$ .19**	**$ .24**	**$ .42**	**$ .47**
Diluted	**.18**	**.23**	**.40**	**.46**

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Thousands of Dollars, Except Per Share Data)				
Revenue	$177,277	$169,276	$219,197	$261,356
Gross margin	62,102	61,621	78,018	92,487
Net earnings	6,403	9,099	15,342	17,068
Net earnings per share:				
Basic	$ .16	$ .22	$ .38	$ .43
Diluted	.15	.21	.37	.42

Adjustments in the fourth quarter resulted in an increase in net earnings of $579,000 ($0.01 per share) in 2003 and were immaterial in 2002. These adjustments related primarily to inventories.

11. Business Acquisitions

On November 3, 2003, the Company acquired significant operating assets of Sebago, Inc., an international distributor of performance nautical and American-inspired footwear, consisting of accounts receivable, inventory, fixed assets, trademarks and other amortizable intangible assets totaling approximately $18,046,000 and assumed liabilities of approximately $1,986,000. Subject to certain post-closing adjustments, the total purchase price of Sebago, Inc. was $16,780,000, which consisted of $14,780,000 paid in cash and a note payable for $2,000,000 ($1,000,000 due in both 2004 and 2005), resulting in goodwill of $720,000 after allocation of the preliminary purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Future adjustments to the preliminary purchase price allocation will result in a corresponding adjustment to goodwill. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations since November 3, 2003 are included in the Company's consolidated statements of operations.

An independent valuation of the Sebago trademarks was performed as of the date of the acquisition which totaled $4,904,000. Pursuant to SFAS No. 142, goodwill and indefinite-lived intangibles will not be amortized, but will be evaluated for impairment annually. Goodwill was assigned to the Company's Branded Footwear segment. The majority of the goodwill is expected to be deductible for tax purposes. The other intangible assets have a weighted average useful life of approximately nine years.

The following table sets forth the unaudited pro forma information for the Company as if the Sebago acquisition had occurred as of the beginning of each year utilizing the Company's effective tax rate. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the acquisition been completed at the beginning of the periods presented or that may be achieved in the future.

The unaudited pro forma financial information was derived from the annual financial statements of the acquired company and does not give effect to any operational synergies or integration costs that may occur as a result of or following the acquisition.

	2003	2002
(Thousands of Dollars, Except Per Share Data)		
Revenue	**$921,944**	$865,469
Net earnings	**53,460**	49,732
Basic earnings per share	**$ 1.36**	$ 1.24
Diluted earnings per share	**1.31**	1.20

Immediately after the acquisition was consummated, management of the Company began to implement an integration plan for the Sebago acquisition. In conjunction with the integration plan, the Company recorded additional liabilities of approximately $1,792,000, which were included in the acquisition cost allocation in accordance with Emerging Issues Task Force Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.* The additional liabilities include approximately $1,496,000 for severance and related costs for approximately 100 manufacturing and administrative employees in Maine, and $296,000 related to exit costs for specific Sebago product lines. At January 3, 2004, substantially all of the liabilities remained on the consolidated balance sheets.

On January 16, 2002, the Company established a new subsidiary to operate the CAT® footwear business in the European market. This new entity, Wolverine Europe Limited, purchased assets consisting of accounts receivable, inventory, limited amortizable intangible assets and fixed assets totaling approximately $21,247,000 from Overland Group Limited of London, England and assumed liabilities of approximately $8,514,000. Cash and other consideration of $27,790,000 was remitted for the acquisition, resulting in goodwill of $15,057,000 after allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The former owner of Overland Group Limited is a 5% minority stockholder in the new subsidiary. The markets served directly by Wolverine Europe Limited include Austria, France, Germany, Ireland, The Netherlands, Switzerland and the United Kingdom. Wolverine Europe Limited also coordinates and supports other European markets served by independently-owned distributors. Based on the information provided by Overland Group Limited, the Company's consolidated pro forma revenue for 2001, assuming the acquisition occurred at the beginning of 2001, would have included approximately $69.9 million from the acquired business for a total of $784.5 million. Consolidated pro forma revenue for 2002, assuming the transaction occurred at the beginning of the year, would not have been materially different from reported amounts. Consolidated pro forma net earnings for 2002 and 2001, assuming the transaction occurred at the beginning of these years, are not materially different from reported amounts.

In October 2001, the Company expanded its owned Merrell® operations in the United Kingdom to cover the additional countries of Austria, Belgium, France, Germany, Luxembourg, The Netherlands and Spain. A new subsidiary, Merrell® Europe BV, was formed to direct the operations in these additional countries. Assets consisting primarily of inventory and fixed assets totaling $1,272,000 were acquired from certain former Merrell® distributors for cash and the assumption of liabilities totaling $2,552,000. Goodwill of $1,280,000 was recognized as of the purchase date. Consolidated pro forma revenue and net earnings in 2001, assuming the transaction occurred at the beginning of that year, are not materially different from reported amounts.

Report of Independent Auditors

Board of Directors and Stockholders
Wolverine World Wide, Inc.

We have audited the accompanying consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of stockholders' equity and comprehensive income, operations and cash flows for each of the three fiscal years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolverine World Wide, Inc. and subsidiaries at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst + Young LLP

Grand Rapids, Michigan
February 4, 2004


Geoffrey B. Bloom


Donald V. Fites


Alberto L. Grimoldi


David T. Kollat


Brenda J. Lauderback


Phillip D. Matthews


David P. Mehney


Timothy J. O'Donovan


Joseph A. Parini


Elizabeth A. Sanders


Paul D. Schrage

Directors

Geoffrey B. Bloom [3]
Chairman of the Board of Wolverine World Wide, Inc.

Donald V. Fites [2] [3]
Retired Chairman and CEO of Caterpillar Inc.
(equipment and engine manufacturer)

Alberto L. Grimoldi
Chairman, Grimoldi, S.A.
(shoe manufacturer and retailer in Argentina)

David T. Kollat [1] [4]
President and Chairman, 22, Inc.
(research and management consulting firm)

Brenda J. Lauderback [1]
Former President of the Wholesale and Retail Group of Nine West Group, Inc.
(footwear manufacturer and distributor)

Phillip D. Matthews [1] [3]
Lead Director of the Board of Wolverine;
Chairman, Worldwide Restaurant Concepts, Inc.
(national restaurant chain)

David P. Mehney [2] [4]
President, The KMW Group, Inc.
(medical and marine products distributor)

Timothy J. O'Donovan [3]
Chief Executive Officer and
President of Wolverine World Wide, Inc.

Joseph A. Parini [1] [3] [5]
Chairman and Officer, EFW, Inc.
(designer and manufacturer of avionics systems)

Elizabeth A. Sanders [1] [4]
Principal, The Sanders Partnership
(management consulting firm)

Paul D. Schrage [2] [4]
Retired Chief Marketing Officer
of McDonald's Corporation
(restaurant operator and franchisor)

NOTES:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Executive Committee
(4) Member of the Governance Committee
(5) Joseph A. Parini will retire at the April 2004 stockholders' meeting.

Corporate Governance Principles

The Directors, management and employees of Wolverine World Wide, Inc. pride themselves on the quality of the Company's business operations, financial reporting and sound governance principles. The Company and the Board of Directors maintain an environment that promotes respect, trust and candor among management and Directors, demands honest and ethical behavior and fosters a high level of integrity in the Company's financial reports and operations.

Critical elements of Wolverine's governance principles include:

- Board Independence
- Charters for all Board Committees
- A comprehensive employee and director Code of Conduct and Compliance
- Corporate Governance Guidelines
- A Code of Ethics for accounting and financial executives
- Alignment of stockholder, management and Director interests

A more complete description of Wolverine's corporate governance principles is included in the Proxy Statement sent to stockholders in connection with the 2004 annual meeting of stockholders, and can also be found along with the Company's guidelines, charters and codes in the "Governance" section of the "For Our Investors" page on the Company's website, **www.wolverineworldwide.com**

Executive Officers

Steven M. Duffy
Executive Vice President

V. Dean Estes
Vice President

Stephen L. Gulis, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer

Blake W. Krueger
Executive Vice President and
Secretary

Timothy J. O'Donovan
Chief Executive Officer and President

Nicholas P. Ottenwess
Vice President of Finance and
Corporate Controller

Robert J. Sedrowski
Vice President of Human Resources

James D. Zwiers
General Counsel and
Assistant Secretary

Corporate Information

Form 10-K Report

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2003, including the consolidated financial statements and financial statement schedules, may be obtained by any stockholder without charge by writing James D. Zwiers, General Counsel and Assistant Secretary, 9341 Courtland Drive, Rockford, Michigan 49351 or by accessing the "For Our Investors" section of the Company's website.

Annual Meeting

The annual meeting of stockholders will be held at the Corporate Headquarters of Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan on April 22, 2004, at 10:00 a.m.

Corporate Headquarters
9341 Courtland Drive N.E.
Rockford, Michigan 49351
Telephone (616) 866-5500

Company Website
www.wolverineworldwide.com

Common Stock Listings
New York Stock Exchange
Pacific Exchange
(Symbol: WWW)

Independent Auditors
Ernst & Young LLP
Grand Rapids, Michigan

Registrar and Transfer Agent
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone (800) 622-6757

Investor Relations
Stephen L. Gulis, Jr.,
Executive Vice President,
Chief Financial Officer and
Treasurer
9341 Courtland Drive
Rockford, Michigan 49351
Telephone (616) 866-5570


CATERPILLAR

we are...

Footwear for Real Life.

Wolverine World Wide, Inc.
9341 Courtland Drive | Rockford, Michigan 49351
616.866.5500 | www.wolverineworldwide.com